Exhibit 99.1
ALWAYS IN ACTION
QUARTERLY REPORT 2 FOR THE 3-MONTH AND 6-MONTH PERIODS ENDED JUNE 30, 2011
FORWARD-LOOKING STATEMENTS AND SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES
The following is the quarterly financial report and management’s discussion and analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Corporation”) and should be read in conjunction with the Corporation’s consolidated financial statements and accompanying notes for the three-month and six-month periods ended June 30, 2011 and 2010. Information contained herein includes any significant developments as at August 9, 2011, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.
This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Corporation’s future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. This MD&A also includes price indices, as well as variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Corporation.
The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under IFRS (“non-IFRS measures”). For example, the Corporation uses operating income before depreciation and amortization or operating income before depreciation and amortization excluding specific items (OIBD or OIBD excluding specific items) because it is the measure used by management to assess the operating and financial performance of the Corporation’s operating segments. Moreover, we believe that OIBD is a measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. OIBD has limitations as an analytical tool, and you should not consider this item in isolation, or as a substitute for an analysis of our results as reported under IFRS. These limitations include the following:
OIBD excludes certain income tax payments that may represent a reduction in cash available to us.
OIBD does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments.
OIBD does not reflect changes in, or cash requirements for, our working capital needs.
OIBD does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt.
Although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBD does not reflect any cash requirements for such replacements.
The specific items excluded from OIBD include mainly charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business units and unrealized gain or loss on financial instruments that do not qualify for hedge accounting. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of these items will continue to take place and will reduce the cash available to us.
Because of these limitations, OIBD should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with IFRS, nor is it necessarily indicative of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD may differ from those of other companies. Any such modification or reformulation may be significant. A reconciliation of OIBD to net earnings (loss) from continuing operations and to net cash provided by (used in) operating activities, which we believe to be the closest IFRS performance and liquidity measures to OIBD, is set forth in the “Supplemental Information on Non-IFRS Measures” section.
4	The business environment in the second quarter of 2011

9	Transition to International Financial Reporting Standards (IFRS)

10	Financial overview

11	Significant facts and developments

14	Supplemental information on non-IFRS measures

16	Financial results for the 3-month and 6-month periods ended June 30, 2011 and 2010

21	Business highlights

21	Business segment review and corporate activities

26	Other items analysis

28	Liquidity and capital resources

30	Consolidated financial position

30	Near-term outlook

37	Unaudited condensed interim consolidated financial statements

To our shareholders
Cascades reports second quarter results
Strategic initiatives
• Divestiture of the Versailles (Connecticut) and Hebron (Kentucky) boxboard facilities.
• Announcement of an investment in Greenpac Mill LLC, a corporation created for the purpose of constructing and operating a state of the art containerboard mill to be located in Niagara Falls (New York).
• Closure of the corrugated box plant of Leominster (Massachusetts).
Financial highlights
• Net earnings per share of $1.21 compared to net earnings of $0.29 in the corresponding period of last year.
• Excluding specific items, net loss per share of $0.06 compared to net earnings of $0.27 in the second quarter of 2010.
• Financial results and balance sheet reflecting:
     - the full consolidation of Reno De Medici’s numbers, the second largest European producer of coated recycled boxboard;
     - the divestiture of Dopaco, Cascades’ paper cup and carton converting business for the quick-service restaurant and foodservice industries (considered as discontinued operations).
• Without the impact of these two factors, improving operating results compared to Q1 2011, despite the continous and significant inflation of input costs and the Canadian dollar in the past 9 months.
• Operating income before depreciation and amortization (OIBD) excluding specific items of $62 million compared to $37 million (or $52 million including 100% of Reno De Medici) in the first quarter of 2011. In the second quarter of 2010, Cascades’ OIBD excluding specific items was $85 million.
• Notwithstanding the unfavourable seasonality and the Canada Post strike which negatively impacted the working capital and cash flow, net debt down $220 million (15%) compared to the second quarter of last year. Excluding the impact of the full consolidation of Reno De Medici, the net debt would have decreased more than $360 million (24%).
Financial summary

(in millions of Canadian dollars, except amounts per share)	Q2/2011	Q2/2010	Q1/2011
Sales	991	808	774
Excluding specific items[1]
Operating income before depreciation and amortization (OIBD)	62	85	37
Operating income	15	48	1
Net earnings (loss)	(6)	26	1
per common share	$(0.06)	$0.27	$0.01
Cash flow from operations (adjusted)	17	41	15
As reported
Operating income before depreciation and amortization (OIBD)[1]	65	82	30
Operating income (loss)	18	45	(6)
Net earnings (loss)	117	28	(8)
per common share	$1.21	$0.29	$(0.08)
Cash flow from operations (adjusted)[1]	16	41	15

Note 1 — see the supplemental information on non-IFRS measures.
Following a challenging first quarter, we are encouraged by the fact that our results have started to rebound in spite of the rise of several of our costs, including the recycled fibre, the appreciation of the Canadian dollar and continuing weak demand for packaging. Three of our four segments, and more particularly our tissue paper operations, experienced an improvement in their sequential financial performance. Moreover, we have taken other significant steps to improve profitability as demonstrated by the divestiture and the closure of three less-performing units. We will continue implementing optimization programs to support the progress observed in the past three months.
Alain Lemaire
President and Chief Executive Officer

THE BUSINESS ENVIRONMENT IN THE
SECOND QUARTER OF 2011
Exchange rates and energy costs
Cascades’ results are impacted by Canadian dollar and euro fluctuations against the U.S. dollar, as well as by energy prices. In the second quarter of 2011, the Canadian currency continued to appreciate and, compared to the same quarter of last year, its average value relative to the American dollar was 6% higher. With regards to the euro, it continued to rebound in spite of all the economic uncertainty in the European Union.
As for energy costs, crude oil continued to rally in April and May as a result of the political tensions in the Middle East. Natural gas price also advanced but remained within their trading range of the past 12 months. On a quarterly basis, the price of natural gas increased by 5% compared to the previous quarter while crude oil cost advanced by 15%. Compared to second quarter of 2010, crude oil costs jumped 34% while the spot price of natural gas rose 6%.

	2009					2010			2011	Change
										Q2 2011		Q2 2011
	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	Year-to-date	Q2 2010		Q1 2011
Foreign exchange rates-average
CAN$/US	$1.142	1.041	1.028	1.039	1.013	1.030	0.986	0.968	0.977	(0.060)	-6%	(0.018)	-2%
US$/CAN	$0.876	0.961	0.973	0.962	0.987	0.971	1.014	1.033	1.024	0.060	6%	0.019	2%
US$/EURO	1.393	1.384	1.272	1.293	1.359	1.326	1.368	1.439	1.404	0.167	13%	0.071	5%
Energy prices-average
Natural gas Henry Hub (US$/mmBtu)	3.99	5.30	4.09	4.38	3.80	4.39	4.10	4.31	4.21	0.22	6%	0.21	5%
Crude oil WTI (US$/barrel)	58.36	76.75	77.57	76.04	78.93	77.32	90.41	103.88	97.15	26.31	34%	13.47	15%

Demand
Canadian corrugated box shipments
Demand for corrugated boxes rebounded significantly (+7%) compared to the first quarter as a result of a more favourable seasonality. However, on a year-over-year basis, box shipments remained weaker (-2%) as the competition from the U.S. box producers continues to be intense in the context of a strong Canadian dollar.

U.S. containerboard industry production and capacity utilization on rate
In the U.S. containerboard industry, given the slow but steady pickup in manufacturing activity and a healthy kraft linerboard export market, total production and the capacity utilization rate remained high and relatively stable compared to the same period of last year and Q1 2011.

U.S. folding coated recycled boxboard industry production and capacity utilization rate1
Demand in the North American coated recycled boxboard industry remained strong and the U.S. production improved 1% compared to the previous quarter and 2% relative to Q2 2010. The industry’s capacity utilization rate1 averaged 97% in Q2 2011.
1 Capacity estimated by Cascades.

European order inflow of recycled white-lined chipboard (5-week weekly moving average) (m.t.)
In Europe, order inflow for both coated virgin and recycled boxboard grades continued to soften as a result of seasonality and the economic uncertainty in the region. The slower demand follows a year where delivery lead times reached critical levels and brought converters to raise their level of inventories. However, on the supply front, operating rates for most European coated boxboard producers remained good as some machines were permanently shut in prior years.

U.S. tissue paper industry production (parent rolls) and capacity utilization rate
Manufacturing production in the U.S. tissue paper industry improved compared to the previous quarter and the same period of last year to reach its highest quarterly level in 5 years. The average capacity utilization rate rose to 95%, a summit since the third quarter of 2008.

U.S. recycled fibre exports to China (all grades)
The price of recycled fibres is greatly influenced by the exports to China. Since last summer, exports to this country have improved steadily as a result of start-ups of new machines. In the first five months of 2011, U.S. recycled fibre shipments to China were up 26% compared to the same period of last year.

SELLING PRICES
AND RAW MATERIAL COSTS
On the selling price front, prices increased in the North American and European boxboard markets as operating rates remained high. In the tissue paper sector, price increases on parent rolls were implemented during the quarter. In the specialty products operations, selling prices rose in our four sub-segments. Overall, considering the impact of the sales mix, Cascades’ North American price index in US$ improved 1% compared to Q1 2011. Relative to the same period last year, Cascades’ North American index in US$ was 6% higher as all segments experienced considerable pricing momentum over the last twelve months.
Mainly due to a strong export market and low generation, the average cost of recycled fibres (the main raw material used for manufacturing by Cascades) stayed at elevated levels during the quarter and even slightly advanced. The price of sorted office paper (SOP) grew by 18% relative to the first quarter of 2011 while old corrugated container (OCC) prices declined by 2%. Compared to the same period of last year, the cost of OCC was however 22% higher while the cost of SOP jumped 33%.
All in all, in the second quarter of 2011, the average spread in US$ between our selling price and our raw material cost indices decreased by 1% compared to the first quarter of 2011 (-3% in Canadian dollars). In comparison to the same period of last year, the spread in US$ was 2% lower (-8% in Canadian dollars).
1 The Cascades North American selling price index represents an approximation of the Corporation’s manufacturing selling prices in North America. It is weighted according to shipments and is based on the average selling price of our North American manufacturing operations of boxboard, containerboard, specialty products and tissue paper. It considers the change in the mix of products sold. This index should only be used as a trend indicator.
2 The Cascades North American raw material cost index is based on publication prices and the average weighted cost paid for some of our manufacturing raw materials, namely recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to purchase volume. This index should only be used as a trend indicator, as it may differ from our actual manufacturing purchasing costs and our purchase mix.

	2009	2010							2011	Change
	AVERAGE	AVERAGE	AVERAGE	AVERAGE	AVERAGE	AVERAGE	AVERAGE	AVERAGE	AVERAGE	Q2 2011		Q2 2011
These indexes should only be used as indicator										Q2 2010		Q1 2010
of trends and they be different than our actual		Q1	Q2	Q3	Q4		Q1	Q2		(unit) %)		(unit) (%)
selling prices or purchasing costs.
Selling prices
Cascades North American US$ index (index 2005 = 1,000)[1]	1,109	1,106	1,180	1,223	1,234	1,186	1,238	1,250	1,244	70	6%	12	1%
PACKAGING
Boxboard
North America (US$/ton)
Recycled boxboard - 20pt. Clay coated news (transaction)	754	790	825	843	855	828	880	917	898	92	11%	37	4%
Europe (Euro/tonne)
Recycled white-lined chipboard (GD2) index[2]	592	580	631	656	690	639	690	716	703	85	13%	26	4%
Virgin coated duplex boxboard (GC2) index[3]	985	976	1,025	1,063	1,155	1,055	1,155	1,151	1,153	126	12%	(4)	0%
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, East US (transaction)	547	580	640	640	640	625	640	640	640	-	-	-	-
Corrugating medium 26-lb. Semichemical, East U.S. (transaction)	517	550	610	610	610	595	610	610	610	-	-	-	-
Specialty products (US$/ton, tonne for deinked pulp)
Recycled boxboard - 20pt. Bending chip (transaction)	565	575	625	625	650	619	667	675	671	50	8%	8	1%
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	601	708	752	755	755	743	748	768	758	16	2%	20	3%
Unbleached kraft paper, Grocery bag 30-lb.	926	960	1,020	1,047	1,060	1,022	1,025	1,093	1,059	73	7%	68	7%
Uncoated white 50-lb. offset, rolls	855	868	917	938	933	914	930	955	943	38	4%	25	3%
TISSUE PAPERS
Cascades Tissue papers (index 1999 = 1,000)[4]	1,617	1,617	1,623	1,615	1,620	1,619	1,631	1,662	1,646	39	2%	31	2%
Raw materials
Cascades North American US$ index (index 2005 = 300)[5]	258	426	409	397	452	421	470	492	481	83	20%	22	5%
RECYCLED PAPER
North America (US$/ton)
Corrugated containers, no. 11 (New England)	68	149	146	131	170	149	182	178	180	32	22%	(4)	-2%
Special news, no. 8 (ONP — Chicago & NY average)	56	90	92	78	95	88	128	139	134	47	51%	11	9%
Sorted office papers, no. 37 (SOP — Chicago & NY average)	120	225	198	218	216	214	223	263	243	65	33%	40	18%
Europe (Euro/tonne)
Recovered paper index[6]	53	100	120	126	132	120	146	158	152	38	32%	12	8%
VIRGIN PULP (US$/tonne)
Bleached softwood kraft Northern, East U.S.	718	880	993	1,000	967	710	970	1,027	998	34	3%	57	6%
Bleached hardwood kraft Northern mixed, East U.S.	609	776	908	900	840	856	820	850	835	(58)	-6%	30	4%
WOODCHIPS – Conifer eastern Canada (US$/odmt)	121	125	121	120	124	123	123	125	124	4	3%	2	2%

Source: RISI, Random Lengths, Dow Jones and Cascades.
1 See note 1 page 7.
2 The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grade selling prices in Europe. It is weighted by country.
3 The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grade selling prices in Europe. It is weighted by country.
4 The Cascades tissue paper selling prices index represents a mix of primary and converted products, and is based on the product mix at the end of 2006.
5 See note 2 page 7.
6 The Cascades recovered paper index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country based on the recycled fibre supply mix of 2009.

Management’s Discussion & Analysis
Transition to International Financial Reporting Standards (IFRS)
All financial information, including comparative figures pertaining to Cascades’ 2010 results, has been prepared in accordance with International Financial Reporting Standards (IFRS). In previous periods, the Corporation prepared its consolidated financial statements and interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP), in effect prior to January 1, 2011 (previous GAAP). Comparative figures presented pertaining to Cascades’ 2010 results have been restated to be in accordance with IFRS. A reconciliation of certain comparative figures from previous GAAP to IFRS is provided in the table below. There are no significant changes compared with disclosures made in the last annual MD&A. For more details on IFRS adjustments at transition date, please refer to note 7 of the unaudited condensed interim consolidated financial statements on page 50.
The table below provides the reconciliation of the second quarter 2010 sales, operating income and operating income before depreciation and amortization, excluding specific items, reported under previous GAAP and IFRS and including the effect of discontinued operations.

			Operating income before
			depreciation and
	Sales	Operating income[1]	amortization[1]
(in millions of Canadian dollars)	Q2 2010	Q2 2010	Q2 2010
As reported in 2010 (previous GAAP)	998	56	107
Less: IFRS adjustments:
Joint ventures	(80)	(5)	(8)
Depreciation and amortization	-	4	-
Others	-	2	1
Including IFRS adjustment	918	57	100
Less: discontinued operations[2]	(110)	(9)	(15)
As reported (IFRS)	808	48	85

1   Excluding specific items.
2   Discontinued operations are presented net of intercompany transactions.
6-month period ended June 30, 2010: The transition to IFRS and the impact of discontinued operations1

	Effect of transition to IFRS
	Previous		Employee benefits	Joint ventures			Discontinued
(in millions of Canadian dollars)	GAAP	Impairment (Note 1)	(Note 2)	(Note 3)	Others	IFRS	operations[2]	As reported
Sales	1,940	-	-	(162)	-	1,778	(211)	1,567
Depreciation & amortization	106	(10)	-	(7)	-	89	(12)	77
Other operating expense	1,757	-	(4)	(146)	2	1,609	(183)	1,426
Operating income	77	10	4	(9)	(2)	80	(16)	64
Financing expense	55	-	1	(2)	-	54	-	54
Provision for income taxes	4	2	1	(2)	-	5	(4)	1
Share of results of associates and joint ventures	(2)	-	-	(5)	-	(7)	-	(7)
Net earnings from discontinued operations	-	-	-	-	-	-	12	12
Net earnings attributable to Shareholders for the period	21	8	2	-	(2)	29	-	29

1 Includes only line items impacted by IFRS adjustments and discontinued operations.
2 Discontinued operations are presented net of intercompany transactions.

The Corporation made some modifications to its financial information system in order to accommodate the required changes. In addition, the Corporation’s internal and disclosure control processes did not need any significant modifications as a result of the conversion to IFRS. The changes required by IFRS have been communicated to the relevant personnel in the organization, including plant controllers as well as the members of the Audit Committee. It is also important to note that our bank covenants are not impacted by these transitional adjustments. The most significant impacts are summarized below.
Note 1
On transition date, the Corporation recorded impairment totalling $150 million on machinery and equipment and $8 million on intangible assets. These adjustments are due to a difference in the calculation methodology to evaluate the recoverable amount of assets. The net impact on the consolidated statement of earnings for the first six months of 2010 is a reduction of $10 million of the Depreciation and amortization expense.
Note 2
On transition date, the Corporation recorded a total adjustment of $90 million, relating to employee benefits, thereby decreasing retained earnings. The adjustment reduced pension assets by $80 million while increasing pension obligations by $44 million and deferred income tax liabilities by $34 million. The net impact for the first semester of 2010 consolidated statement of earnings is a reduction of $4 million in Cost of sales.
Note 3
On transition date, the Corporation elected to account for its joint ventures using the equity method as opposed to proportionate consolidation under previous GAAP. Although all line items have been reduced, except for Share of results of associates and joint ventures, the net impact on Net earnings attributable to Shareholders for the period is nil.
On March 11, 2011, the Corporation announced the sale of Dopaco Inc. and Dopaco Canada Inc. (collectively Dopaco). As such, the results of Dopaco have been classified as discontinued operations, net of intercompany transactions, for both the current and comparative periods. The transaction was closed on May 2, 2011, and the Corporation has consolidated the results of Dopaco up to that date. For more details on discontinued operations, please refer to Note 3 on page 46 of the unaudited condensed interim consolidated financial statements.
Financial overview
After posting record-high OIBD excluding specific items of $465 million in 2009, the Corporation encountered many challenges in 2010 over which it did not have control. Indeed, the appreciation of the Canadian dollar against the U.S. dollar was 11% stronger on average in 2010 compared to 2009. This increase had a significant impact on the Corporation’s sales when converted into Canadian dollars as a significant portion of our selling prices is derived from U.S. dollar based price indexes. As well, raw material prices peaked in March and December 2010, as our benchmark index rose 63% compared to 2009. Although selling price increases were announced and implemented during 2010, the delay in their implementation had a negative impact on the Corporation’s annual operating margin percentage. On the other hand, the Corporation benefited, from higher volume in 2010 as the economic environment continued to recover from the 2008 recession. Once again, the Corporation has managed to reduce those costs over which it has control. In 2010, lower labour and freight costs as well as other operating costs positively contributed to operating income.
In 2011, we continue to face challenging business conditions as rapid inflation of our production costs has not been offset by any selling price increase. The Canadian dollar continued its upward trend and also indirectly affected our sales on the Canadian market. In addition, recycled fibre cost continued to impact our operating margins as our index price increased by 15% in the first semester of 2011 compared to last year. However, selling price increases have been announced in all our sectors but Containerboard and should improve our profitability for the second half of the year.
For the three-month period ended June 30, 2011, the Corporation posted net earnings of $117 million, or $1.21 per share, compared to net earnings of $28 million, or $0.29 per share for the same period in 2010. Excluding specific items, which are discussed in detail on page 18 to 20, we posted a net loss of $6 million or ($0.06) per share, compared to net earnings of $26 million or $0.27 per share in 2010. Sales in 2011 increased by $183 million, or 22.6%, to reach $991 million, compared to $808 million in 2010 following the full consolidation of Reno De Medici S.p.A. (RDM).
The Corporation recorded an operating income of $18 million compared to $45 million in 2010. Excluding specific items, operating income declined by $33 million to $15 million, compared to $48 million in 2010 (see “Supplemental Information on Non-IFRS Measures” for reconciliation of these amounts).
For the six-month period ended June 30, 2011, the Corporation posted net earnings of $109 million, or $1.13 per share, compared to net earnings of $29 million, or $0.30 per share for the same period in 2010. Excluding specific items, which are discussed in detail on page 18 to 20, we posted a net loss of $5 million or ($0.05) per share, compared to net earnings of $30 million or $0.31 per share in 2010. Sales in 2011 increased by $198 million, or 12.6%, to reach $1.765 billion, compared to $1.567 billion in 2010. The Corporation recorded an operating income of $12 million compared to $64 million in 2010. Excluding specific items, operating income decreased by $51 million to $16 million, compared to $67 million in 2010 (see “Supplemental Information on Non-IFRS Measures” for reconciliation of these amounts).
Significant facts and developments
On March 1, 2011, the Corporation sold its European containerboard mill located in Avot-Vallée, France, for a total consideration of €10 million ($14 million) including the debt assumed by the acquirer in the amount of €5 million ($7 million) and selling price balance of €5 million ($7 million) which will be received over a maximum of 3 years.
On March 10, 2011, the Corporation announced the consolidation of its containerboard corrugated products operations in the New England (USA) region. The restructuring resulted in permanent closure of the Leominster plant in May.
On May 2, 2011, the Corporation sold Dopaco, its converting business for the quick-service restaurant industry for a cash consideration of US$398 million ($378 million) subject to final working capital adjustments, if any. Operating results and cash flows of Dopaco are presented as discontinued operations.

As of June 30, 2011, the Corporation invested $50 million in its containerboard manufacturing segment in relation to the construction of Greenpac Mill LLC (Greenpac) in New York State, USA, in partnership with third parties. Once completed as planned, it will increase the Corporation’s market share in the containerboard industry and will confirm its position as one of the industry leaders. The Greenpac mill will be constructed for an estimated cost of US$430 million on property located adjacent to an existing Containerboard Group’s facility in Niagara Falls, NY. Greenpac will manufacture a light weight linerboard, made with 100% recycled fibres, on a single machine having a width of 328 inches with an annual production capacity of 540,000 short tons. This machine will be one of the largest of its kind in North America and will include numerous technological advances; making it a unique project of its kind. Financing of the project was finalized at the end of June and the interest of the Corporation in the project stands at 59.7%. The first equity contribution was made in July. Total contribution by the Corporation will be US$100 million of which approximately US$90 million is expected to be paid by the end of 2011 (including the $50 million already incurred as of June 30, 2011). This investment will be accounted for using the equity method.
In 2010, the Corporation invested $20 million, net of government grants, for the installation and start-up of a new technology at the Candiac tissue paper mill. In fact, Cascades is the first manufacturer in North America to use this technology to produce a superior quality of tissue paper and will be more efficient with the use of its recycled fibre.
In 2007, the Corporation entered into a Combination Agreement with Reno de Medici S.p.A. (“RDM”), a publicly traded Italian Corporation that is the second largest recycled boxboard producer in Europe. The Combination Agreement was amended in 2009 and provides, among other things, that RDM and Cascades are granted an irrevocable Call Option or Put Option, respectively, to purchase two European virgin boxboard mills of Cascades (the “Virgin Assets”). RDM may exercise its Call Option 120 days after delivery of Virgin Assets financials statements for the year ended December 31, 2011, by Cascades to RDM. Cascades may exercise its Put Option 120 days after delivery of Virgin Assets financials statements for the year ended December 31, 2012, by Cascades to RDM. The Corporation is also granted the right to require that all of the Call Option Price or Put Option Price, as the case may be, be paid in newly issued common shares of RDM.
In addition to this agreement, in 2010, the Corporation entered, into a put and call agreement with Industria E Innovazione (“Industria”) whereby Cascades has the option to buy 9.07% of the shares of RDM (100% of the shares held by Industria) for €0.43 per share between March 1, 2011 and December 31, 2012. Industria also has the option to require the Corporation to purchase its shares for €0.41 per share between January 1, 2013 and March 31, 2014. On April 7, 2011, the acquisition of RDM shares on the open market for a total interest of 40.95% combined with the enforceable call option triggered the business combination of RDM into Cascades. As a result, the Corporation started to fully consolidate the results and financial position of RDM on that date with a non-controlling interest of 59%. Prior to the second quarter, our share of the results of RDM was accounted for using the equity method. For more details on this business acquisition, please refer to Note 4 on page 47 of the unaudited condensed interim consolidated financial statements.
On June 23, 2011, the Corporation sold its boxboard mill located in Versailles as well as its Hebron boxboard converting plant both located in the USA for a total consideration of US$20 million ($19 million) including a selling price balance of US$14 million ($13 million) which will be received over a 4 year period.
On July 19, 2011, the Corporation announced the acquisition of the remaining 50% of shares it does not already own in Papersource Converting Mill Corp. for $85 million, including debt. The acquisition will strengthen the Corporation’s position as a seller of converted tissue paper products in the Away-from-Home market. The transaction is expected to be closed during the third quarter.
The Corporation is also in the process of modernizing its financial information systems. In the context of the proposed implementation of an Enterprise Resource Planning (ERP) system, the Corporation has dedicated a project team with the appropriate skills and knowledge and retained the services of consultants to provide expertise and training. Supported by senior management and key personnel, the Corporation undertook a detailed analysis of its requirements during 2010 and successfully launched a pilot project in one of its plants during last November. Following these initiatives, management has decided to proceed with the project. The project team has finalized a detailed blueprint and is now preparing to implement the solution in one of its Tissue Group units. The project team completed a first draft of its deployment strategy for the coming years, including the human and capital resources required for the project.

Key performance indicators
In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

	According to
	previous GAAP			According to IFRS
	2009					2010			2011
	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Total
OPERATIONAL
Total shipments (in ‘000 of s.t.) 1[0]
Packaging
Boxboard 1	980	187	195	184	174	740	187	429	616
Containerboard	1,141	308	298	314	299	1,219	287	259	546
Specialty products 2	458	102	101	98	93	394	96	98	194
	2,579	597	594	596	566	2,353	570	786	1,356
Tissue Papers 3	459	121	132	134	131	518	124	134	258
Discontinued operations, net of intercompany shipments	(135)	(34)	(37)	(37)	(37)	(145)	(37)	(19)	(56)
Total	2,903	684	689	693	660	2,726	657	901	1,558
Integration rate— %
Packaging
Boxboard (North America)	30%	28%	31%	29%	32%	30%	32%	25%	28%
Containerboard (North America)	66%	60%	69%	64%	61%	63%	61%	63%	62%
Tissue Papers 4	57%	56%	56%	55%	55%	56%	58%	57%	57%
	48%	45%	50%	47%	47%	47%	47%	46%	46%
Capacity utilization rate 4 — %
Packaging
Boxboard	88%	92%	97%	88%	85%	91%	93%	94%	93%
Containerboard	84%	94%	95%	95%	90%	93%	92%	87%	90%
Specialty products (paper only)	82%	85%	85%	81%	77%	82%	80%	79%	80%
Tissue Papers 5	91%	93%	95%	93%	93%	93%	91%	93%	92%
Total	86%	92%	94%	91%	87%	91%	90%	90%	90%
Energy cons. 6 — GJ/ton	10.36	11.97	10.50	10.60	11.39	11.11	11.94	10.79	11.64
Work accidents — OSHA frequency rate	5.41	4.90	5.26	4.54	4.50	4.80	4.80	5.00	4.90
FINANCIAL
Return on assets (%) 7
Packaging
Boxboard	11%	12%	13%	14%	14%	14%	13%	6%	6%
Containerboard	10%	10%	10%	11%	12%	12%	12%	10%	10%
Specialty products	13%	14%	14%	14%	13%	13%	11%	10%	10%
Tissue papers	27%	23%	20%	17%	15%	15%	14%	13%	13%
Consolidated return on assets (%)	11.9%	11.5%	11.2%	11.0%	10.6%	10.6%	9.9%	7.6%	7.6%
Working capital 8
In millions of $, at end of period	552	516	575	574	526	526	542	583	583
% of sales 9	14.2%	14.7%	16.3%	16.1%	14.6%	14.6%	15.0%	14.8%	14.8%

1	Starting in Q2 2011, shipments take into account the full consolidation of RDM.

2	Industrial packaging and specialty papers shipments.

3	Starting in Q3 2009, shipments take into account the acquisition of Atlantic Packaging Products Ltd.

4	Defined as: Shipments/Practical capacity. Paper manufacturing only.

5	Defined as: Manufacturing internal and external shipments/Practical capacity. Starting in Q3 2009, it includes the new capacity resulting from the acquisition of Atlantic Packaging tissue assets.

6	Average energy consumption for manufacturing mills only. Starting Q1-2011, the calculation methodology has been modified. 2010 comparative figures have been restated to conform to the 2011 calculation methodology,

7	Return on assets is a non-IFRS measure and is defined as the last twelve months (“LTM”) OIBD excluding specific items/LTM Average of total assets. Starting in the second quarter of 2011, it excludes the results of Dopaco and includes RDM.

8	Working capital includes accounts receivable plus inventories less accounts payable and accrued liabilities. For the first quarter of 2011, it is not restated for discontinued operations which have a working capital of $60 million. Starting in Q2 2011, it excludes Dopaco and includes RDM.

9	% of sales = Working capital end of period/LTM sales. Starting in the second quarter of 2011, it excludes the results of Dopaco and includes RDM.

10	Shipments do not take into account the elimination of business sector intercompany shipments.

Historical financial information

	According to previous GAAP					According to IFRS
(In millions of Canadian dollars,					2009					2010			2011
unless otherwise noted)	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Total
Sales
Packaging
Boxboard	325	326	312	312	1,275	247	259	254	251	1,011	248	388	636
Containerboard	263	275	272	252	1,062	255	271	292	268	1,086	254	243	497
Specialty products	186	188	195	200	769	192	198	195	201	786	202	219	421
Inter-segment sales	(13)	(15)	(17)	(22)	(67)	(26)	(25)	(26)	(28)	(105)	(28)	(30)	(58)
	761	774	762	742	3,039	668	703	715	692	2,778	676	820	1,496
Tissue Papers	211	207	210	212	840	197	218	226	212	853	199	218	417
Inter-segment sales and Corporate activities	(13)	(10)	(7)	(10)	(40)	(5)	(3)	(2)	(12)	(22)	(6)	(7)	(13)
Discontinued operations, net of intercompany sales	(120)	(128)	(119)	(113)	(480)	(101)	(110)	(107)	(109)	(427)	(95)	(40)	(135)
	839	843	846	831	3,359	759	808	832	783	3,182	774	991	1,765
Operating income (loss)
Packaging
Boxboard	3	10	3	(24)	(8)	11	17	3	(3)	28	5	-	5
Containerboard	19	23	26	14	82	13	21	36	5	75	(2)	14	12
Specialty products	5	13	13	9	40	10	9	12	5	36	1	4	5
	27	46	42	(1)	114	34	47	51	7	139	4	18	22
Tissue Papers	30	33	29	24	116	8	14	15	8	45	-	7	7
Corporate activities	(8)	(4)	5	(9)	(16)	(16)	(7)	(25)	(5)	(53)	(6)	(5)	(11)
Discontinued operations	(4)	(9)	(8)	(10)	(31)	(7)	(9)	(9)	(3)	(28)	(4)	(2)	(6)
	45	66	68	4	183	19	45	32	7	103	(6)	18	12
OIBD excluding specific items 1
Packaging
Boxboard	24	32	26	33	115	20	26	19	17	82	16	20	36
Containerboard	36	38	41	30	145	29	37	50	40	156	19	21	40
Specialty products	13	20	22	19	74	16	17	18	12	63	7	12	19
	73	90	89	82	334	65	80	87	69	301	42	53	95
Tissue Papers	39	42	38	35	154	19	24	24	23	90	10	16	26
Corporate activities	(5)	(11)	-	(7)	(23)	(12)	(4)	(2)	(4)	(22)	(4)	(3)	(7)
Discontinued operations	(12)	(16)	(14)	(15)	(57)	(13)	(15)	(15)	(16)	(59)	(11)	(4)	(15)
	95	105	113	95	408	59	85	94	72	310	37	62	99

Net earnings (loss)	37	30	34	(41)	60	1	28	24	(12)	41	(8)	117	109
Excluding specific items 1	21	28	35	26	110	4	26	33	17	80	1	(6)	(5)
Net earnings (loss) per share (in dollars)
Basic	$0.38	$0.30	$0.35	$(0.42)	$0.61	$0.01	$0.29	$0.25	$(0.12)	$0.43	$(0.08)	$1.21	$1.13
Basic, excluding specific items 1	$0.22	$0.28	$0.36	$0.27	$1.13	$0.04	$0.27	$0.35	$0.17	$0.83	$0.01	$(0.06)	$(0.05)
Cash flow from operations (adjusted)[1] including discontinued operations	68	81	94	62	305	51	54	84	54	243	22	14	36
Cash flow from discontinued operations (adjusted)[1]	(6)	(13)	(13)	(14)	(46)	(11)	(13)	(13)	(13)	(50)	(7)	2	(5)
Cash flow from continuing operations (adjusted) 1	62	68	81	48	259	40	41	71	41	193	15	16	31
Excluding specific items	64	72	82	63	281	43	41	72	41	197	15	17	32
Net debt [5]	1,805	1,658	1,569	1,533	1,533	1,454	1,508	1,462	1,397	1,397	1,445	1,288	1,288
Cascades North American US$ selling price index (2005 index = 1,000) 2	1,166	1,121	1,080	1,070	1,109	1,126	1,180	1,223	1,234	1,186	1,238	1,250	1,244
Cascades North American US$ raw materials index (2005 index = 300) 3	206	220	280	324	258	426	409	397	452	422	470	492	481
US$/CAN$	$0.80	$0.86	$0.91	$0.95	$0.88	$0.96	$0.97	$0.96	$0.99	$0.97	$1.01	$1.03	$1.02
Natural Gas Henry Hub — US$/mmBtu	$4.89	$3.50	$3.39	$4.17	$3.99	$5.30	$4.09	$4.38	$3.80	$4.39	$4.10	$4.31	$4.21
Return on assets (%) 4	8.9%	10.4%	11.4%	11.9%	11.9%	11.5%	11.2%	11.0%	10.6%	10.6%	9.9%	7.6%	7.6%

Source: Bloomberg and Cascades

1	See “Supplemental Information on Non-IFRS Measures.”

2	See note 1 page 7.

3	See note 2 page 7.

4	Return on assets is a non-IFRS measure, defined as LTM OIBD excluding specific items/LTM average of total assets. Starting in the second quarter of 2011, it excludes the results of Dopaco and includes RDM.

5	Defined as total debt less cash and cash equivalents.

Supplemental information on non-IFRS measures
Net earnings, a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	For the 3-month periods ended		For the 6-month periods ended
	June 30,		June 30,
(in millions of Canadian dollars)	2011	2010	2011	2010
Net earnings attributable to Shareholders	117	28	109	29
Net earnings from discontinued operations	(108)	(6)	(114)	(12)
Non-controlling interest	1	1	1	1
Share of results of associates and joint ventures	(2)	(4)	(10)	(7)
Provision for (recovery of) income taxes	(22)	6	(36)	1
Foreign exchange loss (gain) on long-term debt and financial instruments	5	(6)	10	(5)
Loss on refinancing of long-term debt	-	-	-	3
Financing expense	27	26	52	54

Operating income	18	45	12	64
Specific items:
Gain on disposal and others	(8)	-	(7)	-
Inventory adjustment resulting from business acquisition	6	-	6	-
Net impairment loss	-	-	1	-
Closure and restructuring costs	1	-	4	-
Unrealized loss (gain) on financial instruments	(2)	3	-	3
	(3)	3	4	3
Operating income — excluding specific items	15	48	16	67
Depreciation and amortization	47	37	83	77
Operating income before depreciation and amortization — excluding specific items	62	85	99	144

The following table reconciles net earnings and net earnings per share with net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings (loss)				Net earnings (loss) per share 1
	For the 3-month periods		For the 6-month periods		For the 3-month periods		For the 6-month periods
	ended June 30,		ended June 30,		ended June 30,		ended June 30,
(in millions of Canadian dollars, except amount per share)	2011	2010	2011	2010	2011	2010	2011	2010
As per IFRS	117	28	109	29	$1.21	$0.29	$1.13	$0.30
Specific items:
Gain on disposal and others	(8)	-	(7)	-	$(0.22)	-	$(0.21)	-
Inventory adjustment resulting from business acquisition	6	-	6	-	$0.04	-	$0.04	-
Net impairment loss	-	-	1	-	-	-	$0.01	-
Closure and restructuring costs	1	-	4	-	$0.01	-	$0.03	-
Unrealized loss (gain) on financial instruments	(2)	3	-	3	$(0.02)	$0.03	-	$0.03
Loss on refinancing of long-term debt	-	-	-	3	-	-	-	$0.02
Foreign exchange loss (gain) on long-term debt and financial instruments	5	(6)	10	(5)	$0.05	$(0.05)	$0.09	$(0.04)
Included in discontinued operations, net of tax	(110)	-	(111)	-	$(1.13)	-	$(1.14)	-
Tax effect on specific items	(15)	1	(17)	-
	(123)	(2)	(114)	1	$(1.27)	$(0.02)	$(1.18)	$0.01
Excluding specific items	(6)	26	(5)	30	$(0.06)	$0.27	$(0.05)	$0.31

1 Specific amounts per share are calculated on an after-tax basis.

The following table reconciles cash flow from operations (adjusted) with cash flow from operations (adjusted) excluding specific items:

	For the 3-month periods ended		For the 6-month periods ended
	June 30,		June 30,
(in millions of Canadian dollars)	2011	2010	2011	2010
Cash flow provided by (used from) operating activities	(27)	(5)	(39)	20
Changes in non-cash working capital components	43	46	70	61
Cash flow (adjusted) from operations	16	41	31	81
Specific items, net of current income tax :
Loss on refinancing of long-term debt	-	-	-	3
Closure and restructuring costs	1	-	1	-

Excluding specific items	17	41	32	84

The following table reconciles cash flow provided by operating activities with operating income and operating income before depreciation and amortization:

	For the 3-month periods ended		For the 6-month periods ended
	June 30,		June 30,
(in millions of Canadian dollars)	2011	2010	2011	2010
Cash flow provided by (used from) operating activities	(27)	(5)	(39)	20
Changes in non-cash working capital components	43	46	70	61
Depreciation and amortization	(47)	(37)	(83)	(77)
Income taxes paid	6	4	9	8
Financing expense paid	34	35	51	45
Loss on long-term debt refinancing	-	-	-	3
Gain on disposal and others	8	-	7	-
Net impairment loss and other restructuring costs	-	-	(4)	-
Unrealized loss (gain) on financial instruments	2	(3)	-	(3)
Other non-cash adjustments	(1)	5	1	7
Operating income from continuing operations	18	45	12	64
Depreciation and amortization	47	37	83	77
Operating income before depreciation and amortization	65	82	95	141

Financial results for the 3-month periods ended
June 30, 2011 and 2010
Sales
Sales rose by $183 million to $991 million versus $808 million in 2010. Net average selling prices in U.S. dollars increased in all of our segments but were more than offset by the 6% appreciation of the Canadian dollar over the U.S. dollar. We also benefited from acquisitions mainly in our Boxboard Group and, to a lesser extent, our Specialty Product Group. These were partly offset by the disposal of the Avot-Vallée containerboard mill during the first quarter of 2011. Business acquisitions, net of disposals, accounted for an increase of $186 million. Excluding the effect of RDM full consolidation in the second quarter of 2011 and discontinued operations, total shipments contracted by 7%. The volume of our manufacturing mill decreased by 12% mostly due to the disposal of the Avot-Vallée containerboard mill in the first quarter of 2011 while our converting units’ volume lowered by 2%.
Operating income from continuing operations
The Corporation generated an operating income of $18 million in 2011 compared to $45 million in 2010, resulting mainly from higher raw material costs and energy costs, the appreciation of the Canadian dollar as well as other production costs; namely chemicals, freight and labour. These negative impacts were partly offset by higher selling prices and business acquisitions. The operating income margin for the quarter stood at 1.8%, compared to 5.6% in 2010. Excluding specific items, the operating income stood at $15 million in 2011, compared to $48 million in 2010, a decrease of $33 million.

The main variances in operating income in 2011 compared to 2010 are shown below:

1
The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastics and woodchips.

2
The estimated impact of the exchange rate is based only on the Corporation’s export sales less purchases that are impacted by the exchange rate fluctuations, mainly the CAN$/US$ variation. It also includes the impact of the exchange rate on the Corporation’s working capital items and cash position.

3
Cost improvements and other items include the impact of variable costs based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes. They also include all other costs, such as repair and maintenance, selling and administration, profit-sharing and change in operating income for operating units that are not in the manufacturing and converting sectors. Operating income of businesses acquired or disposed of is also included.

4	Excluding specific items.

5	Includes business acquisitions, disposals and closures.
Financial results for the 6-month periods ended June 30, 2011 and 2010
Sales
Sales rose by $198 million to $1.765 billion versus $1.567 billion in 2010. Net average selling prices in U.S. dollars increased in all of our segments but were partly offset by the 5% appreciation of the Canadian dollar over the U.S. dollar. Business acquisitions, net of disposals, accounted for $180 million of the increase. Excluding the effect RDM full consolidation in the second quarter of 2011 and discontinued operations, total shipments decreased by 5% due in part to the disposal of the Avot-Vallée containerboard mill. The volume of our manufacturing mill declined by 9% while our converting units volume remained stable.
Operating income from continuing operations
The Corporation generated an operating income of $12 million in 2011 compared to an operating income of $64 million in 2010, resulting mainly from higher raw material costs and energy costs, the appreciation of the Canadian dollar and other production costs, namely labour, freight and chemicals. These negative impacts were partly offset by higher selling prices and business acquisitions. The operating income margin for the quarter stood at 0.6%, compared to 4.1% in 2010. Excluding specific items, the operating income stood at $16 million in 2011, compared to $67 million in 2010, a decrease of $51 million.
The main variances in operating income in 2011 compared to 2010 are shown below:
For notes 1 to 5, see definition on page 16.
The operating income variance analysis by segment is shown in each business segment review (refer to pages 21 to 26).

Specific items included in operating income
The Corporation incurred some specific items in 2011 and 2010 that adversely or positively affected its operating results. We believe that it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Corporation’s results between periods, notwithstanding these specific items.
The reconciliation of the specific items by business group is as follows:

						For the 3-month period
						ended June 30, 2011
			Specialty		Corporate	Discontinued
(in millions of Canadian dollars)	Boxboard	Containerboard	Products	Tissue Papers	Activities	operations	Consolidated
Operating income (loss)	-	14	4	7	(5)	(2)	18
Depreciation and amortization	14	16	8	9	2	(2)	47
Operating income (loss) before depreciation and amortization	14	30	12	16	(3)	(4)	65
Specific items :
Gain on disposal and others	-	(7)	(1)	-	-	-	(8)
Inventory adjustment resulting from business acquisition	6	-	-	-	-	-	6
Closure and restructuring costs	-	-	1	-	-	-	1
Unrealized gain on financial instruments	-	(2)	-	-	-	-	(2)
	6	(9)	-	-	-	-	(3)
Operating income (loss) before depreciation and amortization - excluding specific items	20	21	12	16	(3)	(4)	62
Operating income (loss) - excluding specific items	6	5	4	7	(5)	(2)	15

						For the 3-month period
						ended June 30, 2011
			Specialty		Corporate	Discontinued
(in millions of Canadian dollars)	Boxboard	Containerboard	Products	Tissue Papers	Activities	operations	Consolidated
Operating income (loss)	17	21	9	14	(7)	(9)	45
Depreciation and amortization	9	15	8	9	2	(6)	37
Operating income (loss) before depreciation and amortization	26	36	17	23	(5)	(15)	82
Specific items :
Unrealized loss on financial instruments	-	1	-	1	1	-	3
	-	1	-	1	1	-	3
Operating income (loss) before depreciation and amortization - excluding specific items	26	37	17	24	(4)	(15)	85
Operating income (loss) - excluding specific items	17	22	9	15	(6)	(9)	48

						For the 6-month period
						ended June 30, 2011
			Specialty		Corporate	Discontinued
(in millions of Canadian dollars)	Boxboard	Containerboard	Products	Tissue Papers	Activities	operations	Consolidated
Operating income (loss)	5	12	5	7	(11)	(6)	12
Depreciation and amortization	21	31	14	19	4	(6)	83
Operating income (loss) before depreciation and amortization	26	43	19	26	(7)	(12)	95
Specific items:
Loss (gain) on disposal and others	3	(6)	(1)	-	-	(3)	(7)
Inventory adjustment resulting from business acquisition	6	-	-	-	-	-	6
Impairment loss	-	1	-	-	-	-	1
Closure and restructuring costs	-	3	1	-	-	-	4
Unrealized loss (gain) on financial instruments	1	(1)	-	-	-	-	-
	10	(3)	-	-	-	(3)	4
Operating income (loss) before depreciation and amortization - excluding specific items	36	40	19	26	(7)	(15)	99
Operating income (loss) - excluding specific items	15	9	5	7	(11)	(9)	16

						For the 6-month period
						ended June 30, 2010
			Specialty		Corporate	Discontinued
(in millions of Canadian dollars)	Boxboard	Containerboard	Products	Tissue Papers	Activities	operations	Consolidated
Operating income (loss)	28	34	19	22	(23)	(16)	64
Depreciation and amortization	18	34	14	20	3	(12)	77
Operating income (loss) before depreciation and amortization	46	68	33	42	(20)	(28)	141
Specific items:
Unrealized loss (gain) on financial instruments	-	(2)	-	1	4	-	3
	-	(2)	-	1	4	-	3
Operating income (loss) before depreciation and amortization - excluding specific items	46	66	33	43	(16)	(28)	144
Operating income (loss) - excluding specific items	28	32	19	23	(19)	(16)	67

Loss (gain) on disposal and others
In 2011 and 2010, the Company recorded the following loss:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2011	2010	2011	2010
Net gain related to business acquisitions	(8)	-	(8)	-
Gain on disposal of property, plant and equipment	(7)	-	(7)	-
Loss on disposal of businesses	7	-	8	-
	(8)	-	(7)	-

2011
On March 1, 2011, the Corporation sold its European containerboard mill located in Avot-Vallée, France, for a total consideration of €10 million ($14 million) including the debt assumed by the acquirer in the amount of €5 million ($7 million) and selling price balance of €5 million ($7 million) which will be received over a maximum of 3 years. The Corporation recorded a loss of $1 million on the disposal.
On April 7, 2011, the Corporation purchased outstanding shares of RDM on the open market which triggered a business acquisition. A net gain of €5 million ($7 million) resulted from this transaction.
Also during the second quarter, our Specialty Product Group recorded a gain of $1 million resulting from the business acquisition of Norcan Flexible Packaging Inc. of which we hold 50% of the outstanding shares.
On June 23, 2011, the Corporation sold its Versailles boxboard mill and its Hebron boxboard conversion unit both located in the USA, for a total consideration of US$20 million ($19 million) including a selling price balance of US$14 million ($13 million) which will be received over a period of 4 years. The Corporation recorded a loss of $7 million on the disposal.
In June 2011, the Corporation completed the sale of a piece of land in Montréal, Québec, pertaining to a corrugated converting plant that was closed in 2005 for a cash consideration of $9 million of which $2 million was received at the end of June and the balance in July 2011. A gain of $7 million was recorded on the disposal.
Please refer to notes 3 and 4 of the unaudited condensed interim consolidated financial statements on page 51 for more details on business disposals and acquisitions.
Impairment charges and Closure and restructuring costs
The following closure and restructuring costs were recorded in 2011 and 2010:

			For the 3-month periods ended				For the 6-month periods ended
			June 30,				June 30,
		2011		2010		2011		2010
		Closure and		Closure and		Closure and		Closure and
	Impairment	restructuring	Impairment	restructuring	Impairment	restructuring	Impairment	restructuring
(in millions of Canadian dollars)	charges	costs	charges	costs	charges	costs	charges	costs
Containerboard - Corporate	-	-	-	-	1	-	-	-
Containerboard - Leominster	-	-	-	-	-	3	-	-
Specialty Product Group - East Angus	-	1	-	-	-	1	-	-
	-	1	-	-	1	4	-	-

2011
In the first quarter, following the announcement of the closure of its Leominster converting plant and the consolidation of its operations in the New England, USA region, the Containerboard Group recorded closure and restructuring costs totaling $3 million. The Containerboard Group also recorded an impairment of $1 million on other assets.
During the second quarter, following the announcement of the closure of its old East Angus pulping equipment in Québec, the Specialty Product Group recorded closure and restructuring costs totaling $1 million.
Derivative financial instruments
During the second quarter, the Corporation recorded an unrealized gain of $2 million (2010 - $3 million loss) on certain financial instruments not designated as hedging instruments. The gain includes a $2 million gain (2010 - $3 million loss) on financial instruments on currency hedging as well as on commodities such as electricity, natural gas and waste paper ($1 million gain for the first half of the year (loss of $3 million in 2010)). The first semester also includes a $1 million loss (2010 - nil) resulting from a put and call agreement reached between the Corporation and Industria E Innovazione (see “Significant facts and developments” section for more details on this agreement).
Inventory adjustment resulting from business acquisition
As a consequence of the allocation of the combination value on the RDM transaction, operating results were reduced by $6 million in the second quarter since the inventory acquired at the time of the combination was recognized at fair value and no profit was recorded on its subsequent sale.
Business highlights
Over the past two years, the Corporation finalized several transactions (closure or sale of certain operating units and acquisitions) in order to optimize its asset base and streamline its cost structure.
The following transactions that occurred in 2010 and 2011 should be taken into consideration when reviewing the overall or segmented analysis of the Corporation’s results:
Closure, restructuring and disposal
Containerboard Group
1)	On March 10, 2011, the Group announced the closure of its Leominster converting plant and the consolidation of its New England (USA) converting activities. Leominster’s has been closed in May and operations have been transferred towards other containerboard converting plants.

2)	On March 1, 2011, the Corporation sold its European containerboard mill located in Avot-Vallée, France.
Boxboard Group
3)	On May 2, 2011, the Corporation closed the sale of Dopaco, its converting business for the quick-service restaurant industry.
4)	On June 23, 2011, the Corporation sold its Versailles mill and its Hebron converting activities.
Business Acquisitions
Boxboard Group
5)	On April 7, 2011, the Corporation reached a share ownership of 40.95% in RDM, a recycled boxboard manufacturing leader, based in Europe. Since the second quarter, the Corporation fully consolidate RDM with a non-controlling interest of 59%.
Specialty Product Group
6)	On April 6, 2011, the Corporation acquired the flexible film for packaging products activities of Norcan Flexible Packaging Inc., based in Ontario. Total interest held in the subsidiary is now 50% of outstanding shares with a non-controlling interest of 50%.
7)	On May 31, 2011, the Corporation acquired the recovery and recycling activities of Genor Recycling Services Limited and 533784 Ontario Limited., based in Ontario.
Please refer to notes 3 and 4 of the unaudited condensed interim consolidated financial statements on pages 46 to 48 for more details on disposals of businesses and acquisitions.

Business segment review
See “Appendix - Information for the 6-month periods ended June 30, 2011 and 2010” for more details on the comparative cumulative results.
Packaging — Boxboard

											Average selling price2		Price reference2
	Sales		Operating income (loss)		OIBD		Shipments1		Average selling price2		(in U.S. dollars or		(in U.S. dollars or
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		euros/unit)		euros/unit)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Boxboard
Manufacturing - North America	66	68	(9)	6	(8)	7	92	98	711	699	734	680	917	825
Manufacturing - Europe	256	51	8	3	18	3	318	57	807	908	€579	€751	€712	€930
Converting	81	161	1	9	4	18	42	71	1,849	1,774	1,910	1,726	n/a	n/a
Discontinued operations	(42)	(120)	(2)	(9)	(4)	(15)	(22)	(48)	n/a	n/a	n/a	n/a	n/a	n/a
Others and eliminations	(13)	(11)	-	(1)	-	(2)	(20)	(20)
	348	149	(2)	8	10	11	410	158
Specific items			6	-	6	-
Excluding specific items			4	8	16	11

1	Shipments do not take into account the elimination of business sector intercompany shipments.

2	Average selling prices and price references include RDM recycled boxboard activities starting in Q2-2011. They are a weighted average of virgin and recycled boxboard shipments.
The main variances in operating income for the Boxboard Group are shown below:
For notes 1 to 5, see definition on page 16.
FOR THE 3-MONTH PERIOD ENDED JUNE 30, 2011
North America
Sales in the manufacturing sector contracted by $2 million to $66 million for the second quarter of 2011 compared to $68 million for the same period in 2010. The reduction in revenues is the result of lower shipments representing a decrease of 6,000 s.t. or 6%, which is in part (3,000 s.t.) due to the sale of the mill located in Versailles, Connecticut, on June 23, 2011. Favorably, a 4% increase in export shipments allowed the mills to run without taking any downtime as it was the case for the same period last year. Average selling prices rose by $US54/s.t. on average. Price increases are gradually implemented and should lead to positive impact for the coming quarters.
In the converting activities, excluding discontinued operations, sales fell by $2 million to $39 million. Shipments lessened by 8% and led to a decrease of $3 million in sales. The loss of an important client in one of the plants cancelled improvements made by other units. This negative impact was partially offset by higher average selling prices.
Excluding specific items, operating income for the manufacturing segment in 2011 declined by $9 million, to an operating loss of $3 million compared to operating income of $6 million in 2010. As stated before, selling prices increased and although they contributed positively to the operating income for $4 million, the increase in the fiber price nullified all this favorable selling price variance. The appreciation of the Canadian dollar also led to $2 million contraction in the operating income. Also, lower shipments, higher freight and chemicals costs, as well as an increase in fixed costs, all negatively impacted the manufacturing results. As for the converting operations, operating income decreased by $1 million to an operating loss of $1 million. The increase in selling prices was not sufficient to compensate for the negative impact created by the increase in board costs, lower shipments and the increase in variable costs.

Europe
Sales for manufacturing mills in Europe increased to $256 million, compared to $51 million in 2010. The full consolidation of RDM is responsible for $201 million of the increase. Excluding the impact of RDM, selling prices in euros and Canadian dollars were higher compared to 2010 following announced price increases which were applied to cover raw materials and energy price increases. However, sales were negatively affected by 5.6% lower shipments for these mills.
For the second quarter of 2011, operating income was negatively impacted by the increase in raw materials, energy and other costs in addition to lower volume. On the other hand, a favorable variance in selling price more than offset these negative variances and contributed to profitability. All these factors combined with the contribution of RDM led to a $6 million increase in operating income, with $9 million in 2011 compared to $3 million in 2010.
FOR THE 6-MONTH PERIOD ENDED JUNE 30, 2011
For the first semester of 2011, sales rose by $206 million to reach $501 million in 2011 compared to $295 million in 2010. Again, the full consolidation of RDM in second quarter of 2011 accounts for $201 million of the increase. While sales of our manufacturing units in North America remained relatively stable, sales of our converting units, excluding discontinued operations, decreased by $4 million. Average selling prices in U.S. dollars were higher in 2011 compared 2010 but were partly offset by the appreciation of the Canadian dollar. Lower shipments also limited the favorable impact of average price increases. In Europe, excluding RDM, sales increased by $14 million. Price increases for virgin boxboard implemented during the first half of the year contributed to higher sales but were partly offset by lower shipments.
Excluding specific items, operating income decreased by $13 million to an operating loss of $1 million in 2011 compared to operating income of $12 million in 2010. Excluding specific items, the full consolidation of RDM contributed for $4 million in operating income in 2011. Higher selling prices were also positive contributors to operating income. However, these favorable factors were more than offset by higher energy costs, lower volume, increased raw material costs, the appreciation of the Canadian dollar and other production costs, namely chemicals.
The Corporation incurred some specific items in 2011 and 2010 that adversely or positively affected its operating results. Please refer to pages 18 to 20 for more details and reconciliation.
Packaging — Containerboard

	Sales		Operating income (loss)		OIBD		Shipments1		Average selling price		Average selling price		Price reference
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Containerboard
Manufacturing	116	148	(4)	7	4	16	244	301	475	491	491	477	640	640
Converting	204	217	11	22	18	26	168 [2]	176 [2]	1,213	1,231	1,253	1,198	n/a	n/a
Others and eliminations	(77)	(94)	7	(8)	8	(6)	(153)	(179)
	243	271	14	21	30	36	259	298
Specific items			(9)	1	(9)	1
Excluding specific items			5	22	21	37

1	Shipments do not take into account the elimination of business sector intercompany shipments.

2	Equal to 2,770 million square feet (msf), CAN$73/msf, US$75/msf in 2011, and to 2,980 msf, CAN$75/msf, US$73/msf in 2010.
The main variances in operating income for the Containerboard Group are shown below:
For notes 1 to 5, see definition on page 16.

FOR THE 3-MONTH PERIOD ENDED JUNE 30, 2011
The Containerboard Group’s sales decreased by $28 million to $243 million for the second quarter of 2011 compared to $271 million for the same period in 2010. Excluding the impact of the sale of the Avot-Vallée containerboard mill on March 1st, 2011, sales have declined by only $6 million. Despite better average selling price in U.S. dollars, the appreciation of the Canadian dollar nullified all this favorable impact for both the manufacturing and converting sectors. Again excluding the effect of the sale of the Avot-Vallée plant, overall shipments slightly increased.
In the North American manufacturing segment, the actual average selling price denominated in U.S. dollars increased by US$15/s.t. but the appreciation of the Canadian dollar resulted in a selling price decrease of CDN$15/s.t. for Canadian units. Excluding the effect of the sale of the Avot-Vallée mill and the temporary closure of our Trenton mill, manufacturing shipments outside the Group were up by 12,400 s.t. or 17%. After five consecutive quarters of minimal downtimes, we took 25 days (12,700 s.t.) of downtime to adjust to challenging economic conditions.
In the converting sector, selling prices were also down due to the appreciation of the Canadian dollar. Shipments were down by 13% in the U.S. and 2% in Canada. U.S. industry shipments decreased by 0.2% while Canadian industry shipments decreased by 2.2%. The large majority of the U.S. volume reduction is tied to extremely low margin business in the north-eastern U.S. region which the Group’s management declined to maintain as part of the New England consolidation of activities, resulting in the Leominster plant closure. A delay in the expected start of the fresh vegetable picking season was also a contributing factor to the decline.
Operating income decreased by $7 million to $14 million for the second quarter of 2011 compared to $21 million for the previous year. Excluding specific items, operating income decreased by $17 million to $5 million. The Group’s shipments increased by 3% (excluding the impact of the sale of the Avot-Vallée mill and the closure of the Leominster, Mass., converting plant) and resulted in a $5 million favorable impact. While converting shipments were down by 4,700 s.t., manufacturing external shipments were up by 12,400 s.t. This change in the Group’s product mix negatively impacted the overall selling price since the converting products are selling at a higher price per ton. Also, as mentioned before, the appreciation of the Canadian dollar resulted in a lower Canadian dollar selling price on the Canadian market. Those two components resulted in an unfavorable impact of $7 million. Higher raw materials prices in both sectors also negatively impacted the Group’s results. Despite savings due to the strength of the Canadian dollar, raw materials had a negative impact of $11 million. Finally, the appreciation of the Canadian dollar had a negative impact of $4 million on the operating income of the Canadian units.
FOR THE 6-MONTH PERIOD ENDED JUNE 30, 2011
The Containerboard Group’s sales declined by $29 million to $497 million in 2011 compared to $526 million in 2010. This decrease is mainly attributable to the disposal of the Avot-Vallée mill. While average selling prices in U.S. dollars rose, they were partly offset by the strength of the Canadian dollar. Excluding the impact of Avot-Vallée, shipments slightly increased and positively contributed to sales.
Operating income fell by $22 million to $12 million in 2011 compared to $34 million in 2010. Favorable average selling prices in U.S. dollars and higher shipments contributed to income while raw material, energy and other costs as well as the appreciation of the Canadian dollar all had an unfavorable impact.
The Corporation incurred some specific items in 2011 and 2010 that adversely or positively affected its operating results. Please refer to pages 18 to 20 for more details and reconciliation.
Packaging — Specialty Products

	Sales		Operating income (loss)		OIBD		Shipments2		Average selling price2		Average selling price2		Price reference2
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Specialty products
Industrial packaging	31	28	-	2	2	3	42	41
Consumer packaging	28	21	2	1	3	2	n/a	n/a
Specialty papers	72	78	(2)	3	(1)	6	58	64
Recovery and recycling	91	73	5	4	8	6	n/a	n/a
Others and eliminations	(3)	(2)	(1)	(1)	-	-	(2)	(4)
	219	198	4	9	12	17	98	101	898	915	928	891	909	859
Specific items			-	-	-	-
Excluding specific items			4	9	12	17

1	Shipments do not take into account the elimination of business sector intercompany shipments.

2	Average selling prices and price references are for paper manufacturing mills only.

The main variances in operating income for the Specialty Products Group are shown below:
For notes 1 to 5, see definition on page 16.
FOR THE 3-MONTH PERIOD ENDED JUNE 30, 2011
For the second quarter of 2011, sales for the Specialty Products Group were up by 11% to $219 million compared to $198 million for the same period in 2010. This increase is mainly attributable to our Recovery and recycling activities for $18 million which benefited from slightly higher volume and an increase in waste paper prices. Sales for our Industrial Packaging sector rose by $3 million mainly due to our European units with an increase in volume and average selling price. Sales in our Specialty papers sector decreased by $6 million in the second quarter of 2011 compared to 2010 due to lower demand and an unfavorable exchange rate. An acquisition in our Consumer products packaging sector positively impacted sales by $8 million.
For the second quarter of 2011, operating income declined by $5 million to $4 million, compared to $9 million in 2010. Most of this decrease comes from our Specialty papers sector as they have been strongly impacted by lower demand, higher raw material costs, competitive market conditions and the appreciation of the Canadian dollar. The lower profitability in our Industrial packaging and Consumer products packaging sectors is mainly attributable to the product mix, raw material prices increase and an unfavorable exchange rate. The operating income of our Recycling and recovery sector increased by $1 million, resulting from better volume and favorable market prices.
FOR THE 6-MONTH PERIOD ENDED JUNE 30, 2011
For the 6-month period ended June 30, 2011, sales for the Specialty Products Group rose by 8% to $421 million compared to $390 million for the same period in 2010. Again, this increase is mainly attributable to our Recovery and recycling activities for $29 million which benefited from slightly higher volume and an increase in waste paper prices. Sales for our Industrial packaging sector went up by $6 million mainly due to our European units with an increase in volume and average selling price. Sales in our Specialty papers sector decreased by $11 million in the second quarter of 2011 compared to 2010 due to lower demand and an unfavorable exchange rate. An acquisition in our Consumer products packaging sector positively impacted sales by $8 million.
For the first half of 2011, operating income decreased by $14 million to $5 million, compared to $19 million in 2010. Once more, most of this decrease comes from our Specialty papers sector as they have been strongly impacted by lower demand, higher raw material costs, competitive market conditions and the appreciation of the Canadian dollar. Profitability decrease in our Industrial packaging sector is mainly attributable to product mix, raw material prices increase and an unfavorable exchange rate.
The Corporation incurred some specific items in 2011 and 2010 that adversely or positively affected its operating results. Please refer to pages 18 to 20 for more details and reconciliation.
Tissue Papers

	Sales		Operating income (loss)		OIBD		Shipments1		Average selling price		Average selling price		Price reference
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Tissue Papers
Manufacturing and converting	218	218	7	14	16	23	134	132	1,630	1,656	1,685	1,612	1,679	1,606
Specific items			-	1	-	1
Excluding specific items			7	15	16	24

1	Shipments do not take into account the elimination of business sector intercompany shipments.

The main variances in operating income from continuing operations for the Tissue Group are shown below:
For notes 1 to 5, see definition on page 16.
FOR THE 3-MONTH PERIOD ENDED JUNE 30, 2011
Tissue Group sales remained stable at $218 million in 2011 while shipments increased by 1.5%. The variation in sales is particularly due to higher volumes, higher average selling prices in $US for the parent rolls and a 2.4% higher proportion of converting products over total shipments. Those favorable impacts were offset by the appreciation of the Canadian dollar compared to the second quarter of 2010 resulting in a decrease in sales of $10 million.
The Tissue Group’s operating income for the second quarter of 2011 stood at $7 million, compared to $14 million in 2010. The decline in operating income is mainly due to a significant increase in raw materials costs for $13 million and to the unfavorable impact of the appreciation of the Canadian dollar against the U.S. dollar. This was compensated in part by the favorable pricing of $7 million.
In order to compensate for rising and sustained input costs, a price increase for natural jumbo roll of US$50/s.t. was implemented in March 2011 and another one of US$50/s.t. for white grade jumbo rolls in May 2011. An announcement has been made for a price increase of $US35/s.t. for natural jumbo roll and $US50/s.t. on white grades in July 2011. For the converting sector, both Away-From-Home and Consumer Products markets have announced price increases ranging from 6% to 9% which started at the end of the second quarter and will continue in the upcoming months.
FOR THE 6-MONTH PERIOD ENDED JUNE 30, 2011
For the first half of 2011, sales slightly increased to $417 million compared to $415 million in 2010. The Group benefited from higher shipments as well as an increase in the average U.S. dollars selling price. However, the appreciation of the Canadian dollar more than offset the selling price increase. The first semester operating income stood at $7 million in 2011 compared to $22 million in 2010, a decrease of $15 million. As mentioned, the Group benefited from higher sales. Lower energy costs also positively contributed to operating income, but the rise of raw material costs as well as the appreciation of the Canadian dollar and higher operating costs due to unfavorable operating performance dragged down profitability.
On July 19, 2011, the Corporation announced the acquisition of the remaining 50% shares it does not already own in Papersource Converting Mill Corp. The acquisition will strengthen the Corporation’s position as a seller of converted tissue paper products in the Away-from-Home market. The transaction is expected to be closed during the third quarter.
The Corporation incurred some specific items in 2011 and 2010 that adversely or positively affected its operating results. Please refer to pages 18 to 20 for more details and reconciliation.
Corporate activities
Operating income for the first half of 2011 includes a foreign exchange loss of $3 million ($2 million loss for the second quarter) compared to a $13 million loss in 2010 ($6 million loss for the second quarter) including intersegment currency hedging activities. Operating income for 2010 also includes a loss of $2 million resulting from a fire at one of our Specialty Product Group’s units in the United States. This charge represents the financial portion supported by corporate activities. As well, 2010 operating income includes an unrealized loss of $4 million ($1 million for the second quarter) on financial instruments.
Other items analysis
Depreciation and amortization
The depreciation and amortization expense rose to $83 million in 2011 ($47 million for the second quarter), compared to $77 million in 2010 ($37 million for the second quarter). The increase is due to the full consolidation of RDM during the second quarter of 2011 which contributed to the depreciation and amortization expense for $9 million. The appreciation of the Canadian dollar against the U.S. dollar and the sale of Avot-Vallée both reduced depreciation and amortization expense while the higher value of the euro dragged it down in 2011 compared to 2010. The impairment charges recorded at the end of 2010 also decreased the depreciation and amortization expense but these have been partially offset by capital investments completed in the last twelve months.
Financing expense
The financing expense declined to $52 million in 2011 ($27 million for the second quarter), compared to $54 million in 2010 ($26 million for the second quarter). The appreciation of the Canadian dollar against the U.S. dollar and the lower level of our debt led to a decrease in financing expenses. Also, the Corporation benefited from the renegotiated and amended revolving credit agreement which lower the interest rate as well as standby fees on our revolving credit facility. However, these favorable impacts were partly offset by the full consolidation of RDM during the second quarter of 2011.

Loss on refinancing of long-term debt
During the first quarter of 2010, the Corporation purchased, for a total consideration of US$162 million ($168 million), including a premium of US$3 million ($3 million), a total US$107 million ($111 million) aggregate principal amount of 7.25% unsecured senior notes and US$52 million ($54 million) aggregate principal amount of 6.75% unsecured senior notes due in 2013. The Corporation recorded a $3 million loss resulting from this transaction.
Foreign exchange loss on long-term debt
and financial instruments
In 2011, the Corporation recorded a loss of $10 million ($5 million during the second quarter) on its US$-denominated debt compared to a gain of $5 million in 2010 ($6 million gain for the second quarter). The loss includes a gain of $5 million (2010 — $1 million loss) on our US$-denominated long-term debt net of investment hedge and a loss of $14 million (2010 — $14 million gain) on its 2013 and 2017 foreign exchange forward contracts not designated as hedging instruments. The 2010 loss also includes a $8 million loss resulting from the recognition of charges previously recorded under “Accumulated other comprehensive income” upon the termination of the hedge accounting of foreign exchange contracts.
Provision for income taxes
In 2011, the Corporation recorded income tax recovery of $36 million ($22 million for the second quarter) for an effective tax rate of 75% (183% for the second quarter). The income tax recovery was impacted by all the specific items discussed before as well as the valuation of tax benefits arising from income tax losses. Excluding these unfavorable impacts and other specific items, the income tax rate would have been 32% (28% for the second quarter).
The effective tax rate and current income taxes are affected by the results of certain subsidiaries and joint ventures located in countries — notably Europe and the United States — where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 29% to 35%.
Share of results of associates and joint ventures
The share of results of associates and joint ventures is partly represented by our 35% interest in Boralex Inc. (“Boralex”), a Canadian public Corporation that is a major electricity producer whose core business is the development and operation of power stations generating renewable energy, with operations in the northeastern United States, Canada and France. It also includes the results of our joint ventures, including our interest in RDM until the first quarter of 2011. During the second quarter of 2011, the Corporation started to fully consolidate RDM and consequently ceased to record its share of results (please refer to note 4 of the condensed interim consolidated unaudited financial statements for more details).
The results of our joint ventures were as follows for the 3-month and 6-month periods ended June 30, 2011 and 2010:

	For the 3-month periods ended		For the 6-month periods ended June
	June 30,		30,

	2011	2010	2011	2010
Condensed statement of earnings
Sales, net of intercompany	21	80	120	162
Cost of sales and expenses	18	73	108	147
Depreciation and amortization	—	3	4	7
Operating income	3	4	8	8
Financing expenses	—	1	1	2
Net earnings before income tax	3	3	7	6
Income tax	1	1	2	2
Net earnings	2	2	5	4

Results of discontinued operations
Results of discontinued operations mainly include the results of Dopaco for which the sale was closed on May 2, 2011. It includes the net gain on disposal of $110 million ($197 million before tax) and a $2 million loss ($3 million before tax) following the amendment of a health benefit plan.
Results of Dopaco were as follows for the 4-month period ended May 2, 2011 and 6-month period ended June 30, 2010:

	For the 4-	For the 6-month
	month period	period ended June
	ended May 2	30
	2011	2010
Results of discontinued operations
Sales, net of intercompany	135	211
Cost of sales and expenses	111	166
Depreciation and amortization	6	12
Other expenses	12	17
Operating income	6	16
Income tax	2	4
Net earnings from operations	4	12
Net gain on disposal	110	—
Net earnings from discontinued operations	114	12

Net earnings
As a result of the foregoing factors, the Corporation posted net earnings of $117 million or $1.21 per share for the second quarter, compared to net earnings of $28 million, or $0.29 per share in 2010. After excluding certain specific items, the Corporation realized a net loss of $6 million or ($0.06) per share, compared to $26 million, or $0.27 per share in 2010 (see “Supplemental Information on Non-IFRS Measures” for reconciliation of these amounts).
For the first six months of 2011, net earnings stood at $109 million or $1.13 per share, compared to net earnings of $29 million, or $0.30 per share in 2010. After excluding certain specific items, the Corporation realized a net loss of $5 million or ($0.05) per share, compared to $30 million, or $0.31 per share in 2010 (see “Supplemental Information on Non-IFRS Measures” for reconciliation of these amounts).
Liquidity and capital resources
Cash flows from continuing operating activities
Continuing operating activities used $39 million in liquidity in 2011 ($27 million for the second quarter), compared to $20 million generated in 2010 ($5 million used for the second quarter). Changes in non-cash working capital components required $70 million in funds ($43 million for the second quarter), compared to $61 million in 2010 ($46 million for the second quarter). Lower operating income in 2011 compared to 2010 partly led to this deterioration. Also, accounts receivable sharply increased due to the partial Canadian postal strike that ended in late June, 2011. A reduction of €10 million ($13 million) in a factoring program of accounts receivable in Europe also increased working capital. As well, price increases are being implemented or announced in our Boxboard, Specialty Products and Tissue Paper Groups which should increase working capital for the upcoming quarters.
Cash flow from continuing operating activities, excluding the change in non-cash working capital components, stood at $31 million for 2011 ($16 million for the second quarter), compared to $81 million in 2010 ($41 million for the second quarter).
This cash flow measure is significant, since it positions the Corporation to pursue its capital expenditures program and reduce its indebtedness.
Investing activities from continuing operations
Investment activities in 2011 used total cash of $85 million, mainly for net capital expenditure projects ($57 million) and other assets and investments in associates and joint ventures ($33 million). The Corporation also received $6 million from business disposal net of cash disposed and recorded net cash outflow of $1 million on business acquisitions.
Business acquisitions
On April 6, 2011, the Corporation increased from 10% to 50% its investments in Norcan Flexible Packaging Inc. (Mississauga, Ontario), for a cash consideration of $2 million.
On April 7, 2011, the Corporation took control of RDM by increasing its ownership to 40.95%. Cash consideration to gain control of RDM is nil and the Corporation acquired cash in the amount of $4 million.
On May 31, 2011, the Corporation purchased all of the outstanding shares of Genor Recycling Services Ltd. and 533784 Ontario Limited (Genor) for a total consideration of $9 million, consisting of a cash consideration of $4 million, and a balance of purchase price of $5 million.
Disposal of businesses
On March 1, 2011, the Corporation sold its European Containerboard Group white-top linerboard mill located in Avot-Vallée, France for a total consideration of €10 million ($14 million), including the long-term debt assumed by the acquirer at closing in the amount of €5 million ($7 million) and a balance of sale price €5 million ($7 million) which will be received over a maximum of 3 years.
On June 23, 2011, the Corporation sold two of its boxboard facilities namely the Versailles mill located in Connecticut and the Hebron converting plant located in Kentucky for a total consideration of US$20 million ($19 million) of which US$6 million ($6 million) was received at closing. The balance of sale price will be received over 4 years.
Capital expenditures
New capital expenditures projects incurred during the year amounted to $56 million. Capital expenditures per group are as follows:
1	Includes $9 million from RDM as the Corporation started to fully consoolidate RDM in the second quarter.
In June 2011, the Corporation completed the sale of a land in Montréal, Québec, pertaining to a corrugated converting plant closed in 2005 for a cash consideration of $9 million which $2 million was received at the end of June and the balance in July 2011.
Increase in other assets and investment in associated and joint ventures

The main investments are as follows:
$14 million for modernization of our financial information system to an ERP information technology system of which $11 million is financed through a loan agreement and will be reimbursed over a period of three years.
$30 million for our Greenpac project in partnership with third parties in our Containerboard manufacturing segment.
Financing activities from continuing operations
Revolving and term facilities
On December 30, 2010, the Corporation repaid in full its term loan in the amount of $100 million, and consequently the term loan facility has been cancelled.
On February 10, 2011, the Corporation entered into an agreement to amend and extend, until February 10, 2015, its existing $750 million revolving credit facility. Under the terms of the amendment, the existing financial covenants, namely the maximum funded debt-to-capitalization ratio of 65% and the minimum interest coverage ratio of 2.25x, will remain unchanged. As a result of the amendment, the margin applicable to outstanding borrowings has been reduced from 2.750% to 2.125%.
Unsecured senior notes
Following the refinancing of its long-term debt in 2009, the Corporation has purchased during the first quarter of 2010, for a total consideration of US$158 million ($161 million), including a premium of US$3 million ($3 million), a total of US$106 million ($108 million) aggregate principal amount of 7.25% Notes and US$49 million ($50 million) aggregate principal amount of 6.75% Notes due 2013. As of June 30, 2011, approximately US$9 million ($9 million) aggregate principal amount of 7.25% Notes and approximately US$9 million ($8 million) aggregate principal amount of 6.75% Notes remain outstanding.
The Corporation also concluded, in the first quarter of 2010, an agreement with the majority of the remaining holders of the 7.25% and 6.75% notes outstanding, pursuant to which said holders have consented in writing to eliminate substantially all of the restrictive covenants contained in the Indentures and to eliminate certain of the events of default contained in the Indentures.
The Corporation also redeemed 576,463 of its common shares on the open market, pursuant to a normal-course issuer bid, for an amount of $4 million.
Including the $8 million in dividends paid out during the year, financing activities from continuing operations required $254 million in liquidity. Cash consideration received on the Dopaco disposal was applied to reduce our revolving credit facility.
Liquidity from discontinued operations
Cash flows from Dopaco discontinued operations were as follows for the 4-month period ended May 2, 2011 and 6-month period ended June 30, 2010:

	For the 4-
	month period	For the 6-month
	ended May 2,	period ended June
	2011	30, 2010
Cash flows of discontinued operations
Cash flows generated (used) from:
Operating activities	24	28
Investing activities	(1)	(5)
Consideration received on disposal, net of transaction costs (subject to final working capital adjustment)	370	—
Total	393	23

During the first quarter of 2011, the Corporation also paid $3 million (2010—$2 million) in relation to a 2006 legal settlement in the fine paper distribution activities that were disposed of in 2008.

Consolidated financial position as at June 30, 2011
and December 31, 2010
The Corporation’s financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	2011	2010
Working capital[1]	583	526
% of sales[2]	14.8%	14.6%
Bank loans and advances	105	42
Current portion of long-term debt and revolving credit facility renewed in 2011	33	401
Long-term debt	1,168	960
Total debt	1,306	1,403
Equity attributable to Shareholders	1,135	1,049
Total equity attributable to Shareholders and debt	2,441	2,452
Ratio of total debt/total equity attributable to Shareholders and debt	53.5%	57.2%
Shareholders’ equity per share (in dollars)	$11.80	$10.86

1	Working capital includes accounts receivable plus inventories less accounts payable and accrued liabilities.

2	% of sales = Working capital end of period/LTM sales. Starting in the second quarter of 2011, it excludes the results of Dopaco and includes RDM.
Liquidity available via the Corporation’s new amended and restated credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet its financial obligations, fulfill its capital expenditure program, and pay for its investment in Greenpac and for the announced acquisition of Papersource. Capital expenditure requests for 2011 were initially approved at $160 million. This amount is subject to change depending on the Corporation’s operating results and on general economic conditions. Given current operating results and general business conditions, total capital expenditures for 2011 are expected to be at $125 million. As at June 30, 2011, the Corporation had $588 million (net of letters of credit in the amount of $16 million) available through its $750 million credit facility.
Near-term outlook
Looking ahead to the next quarter, demand should slightly improve along with seasonality. In addition, we should benefit from the current and future implementation of selling price increases in our tissue paper, specialty products and North American boxboard segments. We also anticipate that our results will be positively impacted by the realization of restructuring initiatives and better operating rates and efficiency. Elevated input costs and the strong Canadian dollar should however continue to put pressure on our profitability.
Capital stock information
As at June 30, 2011, issued and outstanding capital stock consisted of 96,105,185 common shares (96,606,421 as at December 31, 2010), and 5,956,199 stock options were issued and outstanding (5,287,178 as at December 31, 2010). In 2011, 744,248 options were issued at an exercise price of $6.26, 75,227 options were exercised, none were forfeited and none expired.
As at August 9, 2011, issued and outstanding capital stock consisted of 95,981,499 common shares and 5,890,082 stock options.
Critical accounting estimates
The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and disclosure of contingencies at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. On a regular basis and with the information available, management reviews its estimates, including those related to environmental costs, employee future benefits, collectability of accounts receivable, financial instruments, contingencies, income taxes and related valuation allowance, useful life and residual value of property, plant and equipment and impairment of property, plant and equipment and intangible assets. Actual results could differ from those estimates. When adjustments become necessary, they are reported in earnings in the period in which they occur.
(a) Impairment
In determining the recoverable amount of an asset or Cash Generating Unit (CGU), the Corporation uses several key assumptions, based on external information on the industry when available, and including, among others, production levels, selling prices, volume, raw material costs, foreign exchange rates, growth rates, discounting rates and capital spending.
The Corporation believes such assumptions to be reasonable. These assumptions involve a high degree of judgment and complexity and reflect management’s best estimates based on available information on the assessment date. In addition, products are commodity products; therefore, pricing is inherently volatile and often follows a cyclical pattern.
Description of significant impairment testing assumptions
Growth rates
The assumptions used were based on our internal budget. We projected revenues, operating margins and cash flows for a period of five years, and applied a perpetual long-term growth rate thereafter. In arriving at our forecasts, we considered past experience, economic trends such as Gross Domestic Product (“GDP”) growth and inflation, as well as industry and market trends.

Discount rates
The Corporation assumed a discount rate in order to calculate the present value of its projected cash flows. The discount rate represents a weighted average cost of capital (“WACC”) for comparable companies operating in similar industries of the applicable CGU, group of CGUs or reportable segment, based on publicly available information.
Foreign exchange rates
Foreign exchange rates are determined using banks’ average forecast for the first two years of forecasting. For the three following years, the Corporation uses the last five years’ historical average of foreign exchange rate.
Considering the sensitivity of the key assumptions used, there is measurement uncertainty since adverse changes in one or a combination of our key assumptions could cause a significant change in the carrying amounts of these assets.
(b) Income taxes
The Corporation is required to estimate the income taxes in each jurisdiction in which it operates. This includes estimating a value for existing net operating losses based on the Corporation’s assessment of its ability to use them against future taxable income before they expire. If the Corporation’s assessment of its ability to use the net operating losses proves inaccurate in the future, more or less of the net operating losses might be recognized as assets, which would increase or decrease the income tax expense and consequently, affect the Corporation’s results in the relevant year.
(c) Employee benefits
The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.
The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on years of service and management’s best estimate of expected plan investment performance, salary escalations, retirement ages of employees and expected healthcare costs. The accrued benefit obligation is evaluated using the market interest rate at the evaluation date.
Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. All assumptions are reviewed annually.
Controls and procedures
Evaluation of the effectiveness of disclosure controls and procedures, and internal control over financial reporting
The Corporation’s President and Chief Executive Officer and the Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P) and internal controls over financial reporting (ICOFR) as defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. They have limited the scope of their design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Reno De Medici S.p.A. (« RDM »). The design and evaluation of the operating effectiveness of RDM’s disclosure controls and procedures and internal control over financial reporting will be completed within a 12 month period from the date of acquisition.
Unaudited financial information pertaining to RDM and included in the Corporation’s unaudited condensed interim consolidated financial statements as at June 30, 2011 is as follows:

For the 3-month period
ended June 30, 2011
Results of RDM
Sales	201
Cost of sales and expenses[1]	187
Depreciation and amortization	9
Operating income	5
Financing expense	2
Net earnings before income tax	3
Recovery of income tax	(1)
Net earnings	4
Bargain purchase gain	7
Net earnings	4

[1]	Includes $6 million expense adjustment related to the recognition at fair value of the inventory at the date of acquisition.

For the 3-
month period
ended June 30,
2011
Cash flows from RDM
Cash flows generated (used) from:
Operating activities	(2)
Investing activities	(4)
Financing activities	11
Total	5

As of June 30,
2011
Balance sheet of RDM
Current assets	316
Long-term assets	333
Current liabilities	306
Long-term liabilities	148
Non-controlling interest	120

Further details on this acquisition are disclosed in note 4 of the Corporation’s unaudited condensed interim consolidated financial statements.
Subject to the limitation hereinabove mentioned, the DC&P have been designed to provide reasonable assurance that material information relating to the Corporation is made known to the President and Chief Executive Officer and the Vice-President and Chief Financial Officer by others and that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the interim filings that the Corporation’s disclosure controls and procedures are effective to provide reasonable assurance that material information related to the issuer, is made known to them by others within the Corporation.
The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have assessed the effectiveness of ICOFR as at June 30, 2011, based on the framework established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, they have concluded that the Corporation’s internal control over financial reporting was effective at that date.
During the quarter ended June 30, 2011, there were no changes to the Corporation’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, its ICOFR.
Risk management
As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact on the Corporation’s financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities, and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes.
Page 55 to 62 of our Annual Report for the year ended December 31, 2010 contain a discussion of the key areas of the Corporation’s business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Refer to our Annual Report for more details.

APPENDIX
INFORMATION FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2011 AND 2010
Business segment review
Packaging – Boxboard

											Average selling price2		Price reference2
	Sales		Operating income (loss)		OIBD		Shipments1		`Average selling price2		(in U.S. dollars or		(in U.S. dollars or
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		euros/unit)		euros/unit)

	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Boxboard
Manufacturing – North America	130	131	(10)	8	(9)	10	183	190	709	690	726	668	899	808
Manufacturing – Europe	318	103	11	4	22	5	375	111	848	929	€619	€676	€763	€908
Converting	225	312	4	17	13	33	112	137	1,826	1,806	1,869	1,746	n/a	n/a
Discontinued operations	(148)	(231)	(6)	(16)	(12)	(28)	(70)	(92)	n/a	n/a	n/a	n/a	n/a	n/a
Others and eliminations	(24)	(20)	-	(1)	-	(2)	(40)	(35)
	501	295	(1)	12	14	18	560	311
Specific items			7	-	7	-
Excluding specific items			6	12	21	18

1	Shipments do not take into account the elimination of business sector intercompany shipments.
2	Average selling prices and price references include RDM recycled boxboard activities starting in 2011. They are a weighted average of virgin and recycled boxboard shipments.
The main variances in operating income for the Boxboard Group are shown below:
For notes 1 to 5, see definition on page 16.
The Corporation incurred some specific items in 2011 and 2010 that adversely or positively affected its operating results. Please refer to pages 18 to 20 for more details and reconciliation.

Packaging – Containerboard

	Sales		Operating income (loss)		OIBD		Shipments1		Average selling price		Average selling price		Price reference
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)

	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Containerboard
Manufacturing	255	282	(5)	7	10	26	523	599	488	470	499	455	640	610
Converting	399	411	15	35	28	47	329[2]	339[2]	1,212	1,212	1,241	1,172	n/a	n/a
Others and eliminations	(157)	(167)	2	(8)	5	(5)	(306)	(332)
	497	526	12	34	43	68	546	606
Specific items			(3)	(2)	(3)	(2)
Excluding specific items			9	32	40	66

1	Shipments do not take into account the elimination of business sector intercompany shipments.
2	Equal to 5,447 million square feet (msf), CAN$73/msf, US$75/msf in 2011, and to 5,630 msf, CAN$73/msf, US$71/msf in 2010.
The main variances in operating income from continuing operations for the Containerboard Group are shown below:
For notes 1 to 5, see definition on page 16.
The Corporation incurred some specific items in 2011 and 2010 that adversely or positively affected its operating results. Please refer to pages 18 to 20 for more details and reconciliation.

Packaging – Specialty Products

	Sales		Operating income (loss)		OIBD		Shipments1		Average selling price2		Average selling price2		Price reference2
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)

	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Specialty products
Industrial packaging	61	55	1	5	4	7	83	80
Consumer packaging	46	38	2	1	3	3	n/a	n/a
Specialty papers	145	156	(5)	6	(1)	11	119	131
Recovery and recycling	174	145	7	8	12	12	n/a	n/a
Others and eliminations	(5)	(4)	-	(1)	1	-	(8)	(8)
	421	390	5	19	19	33	194	203	910	916	932	885	891	835
Specific items			-	-	-	-
Excluding specific items			5	19	19	33

1	Shipments do not take into account the elimination of business sector intercompany shipments.
2	Average selling prices and price references are for paper manufacturing mills only.
The main variances in operating income from continuing operations for the Specialty Products Group are shown below:
For notes 1 to 5, see definition on page 16.
The Corporation incurred some specific items in 2011 and 2010 that adversely or positively affected its operating results. Please refer to pages 18 to 20 for more details and reconciliation.

Tissue Papers

	Sales		Operating income (loss)		OIBD		Shipments1		Average selling price		Average selling price		Price reference
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)

	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Tissue Papers
Manufacturing and converting	417	415	7	22	26	42	258	253	1,608	1,640	1,646	1,586	1,640	1,580
Specific items			-	1	-	1
Excluding specific items			7	23	26	43

1	Shipments do not take into account the elimination of business sector intercompany shipments.
The main variances in operating income from continuing operations for the Tissue Group are shown below:
For notes 1 to 5, see definition on page 16.
The Corporation incurred some specific items in 2011 and 2010 that adversely or positively affected its operating results. Please refer to pages 18 to 20 for more details and reconciliation.

Consolidated Balance Sheets

		June 30,	December 31,
(in millions of Canadian dollars) (unaudited)	Note	2011	2010
Assets
Current assets
Cash and cash equivalents		18	6
Accounts receivable		712	490
Current income tax assets		17	21
Inventories		530	476
Financial assets		10	12
		1,287	1,005
Long-term assets
Investments in associates and joint ventures		195	262
Property, plant and equipment		1,686	1,553
Intangible assets		133	126
Financial assets		20	2
Other assets		155	94
Deferred income tax assets		69	82
Goodwill		290	313
		3,835	3,437
Liabilities and Shareholders’ Equity
Current liabilities
Bank loans and advances		105	42
Accounts payable and accrued liabilities		659	440
Current income tax liabilities		68	2
Provisions for contingencies and charges		14	23
Current portion of financial liabilities and other liabilities		12	14
Current portion of long-term debt	5	33	7
Revolving credit facility, renewed in 2011	5	-	394
		891	922
Long-term liabilities
Long-term debt	5	1,168	960
Provisions for contingencies and charges		24	37
Financial liabilities		116	83
Other liabilities		229	196
Deferred income tax liabilities		124	167
		2,552	2,365

Equity attributable to Shareholders
Capital stock		493	496
Contributed surplus		13	14
Retained earnings		677	576
Accumulated other comprehensive income (loss)	6	(48)	(37)
		1,135	1,049
Non-controlling interest		148	23
Total equity		1,283	1,072
		3,835	3,437

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Consolidated Statements of Earnings

		For the 3-month periods		For the 6-month periods
		ended June 30,		ended June 30,
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	Note	2011	2010	2011	2010
Sales		991	808	1,765	1,567
Cost of sales and expenses
Cost of sales (excluding depreciation and amortization)		838	644	1,499	1,259
Depreciation and amortization		47	37	83	77
Selling and administrative expenses		97	83	174	164
Gain on disposal and other	3, 4	(8)	-	(7)	-
Net impairment loss and other restructuring costs		1	-	5	-
Foreign exchange loss (gain)		1	(3)	1	1
Loss (gain) on financial instruments		(3)	2	(2)	2
		973	763	1,753	1,503
Operating income		18	45	12	64
Financing expense		27	26	52	54
Loss on refinancing of long-term debt		-	-	-	3
Foreign exchange loss (gain) on long-term debt and financial instruments		5	(6)	10	(5)
		(14)	25	(50)	12
Provision for (recovery of) income taxes[1]		(22)	6	(36)	1
Share of results of associates and joint ventures		(2)	(4)	(10)	(7)
Net earnings (loss) from continuing operations including non-controlling interest for the period		10	23	(4)	18
Net earnings from discontinued operations for the period	3	108	6	114	12
Net earnings including non-controlling interest for the period		118	29	110	30
Less: Non-controlling interest		1	1	1	1
Net earnings attributable to Shareholders for the period		117	28	109	29

Net earnings (loss) from continuing operations per common share
Basic		$0.09	$0.22	$(0.06)	$0.17
Diluted		$0.09	$0.22	$(0.06)	$0.17
Net earnings per common share
Basic		$1.21	$0.29	$1.13	$0.30
Diluted		$1.19	$0.29	$1.11	$0.30
Weighted average basic number of common shares outstanding		96,367,221	96,895,355	96,486,160	96,990,471

1 In 2011, the Corporation recorded income tax recovery of $36 million ($22 million for the second quarter) for an effective tax rate of 75% (183% for the second quarter). The income tax recovery was impacted by the non-taxable portion of the foreign exchange loss on long-term debt and financial instruments, the loss on business disposals as well as valuation of tax benefits arising from income tax losses. Excluding these unfavourable impacts and other specific items, the income tax rate would have been 32% (28% for the second quarter).
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Consolidated Statements of Comprehensive Income

	For the 3-month periods		For the 6-month periods
	ended June 30,		ended June 30,
(in millions of Canadian dollars) (unaudited)	2011	2010	2011	2010
Net earnings including non-controlling interest for the period	118	29	110	30
Other comprehensive income (loss)
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	(15)	20	(24)	(11)
Change in foreign currency translation related to net investment hedging activities	4	(24)	19	(8)
Income taxes	(1)	3	(3)	1
Cash flow hedges
Change in fair value of foreign exchange forward contracts	5	(6)	4	(2)
Change in fair value of interest rate swap agreements	(2)	(1)	(1)	(3)
Change in fair value of commodity derivative financial instruments	(9)	(2)	(5)	(10)
Income taxes	-	3	(1)	5
Available-for-sale financial assets	-	(1)	-	-
	(18)	(8)	(11)	(28)
Comprehensive loss including non-controlling interest for the period	100	21	99	2
Less: Comprehensive income attributable to non-controlling interest for the period	1	1	1	1
Comprehensive income attributable to Shareholders	99	20	98	1

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.
Consolidated Statements of Equity

			For the 6-month period ended June 30, 2011
					Accumulated
					other	Total equity
		Capital	Contributed	Retained	comprehensive	attributable to	Non-controlling	Total
(in millions of Canadian dollars) (unaudited)	Note	stock	surplus	earnings	income (loss)	Shareholders	interest	equity
Balance—Beginning of period		496	14	576	(37)	1,049	23	1,072
Net earnings for the period		-	-	109	-	109	1	110
Business acquisitions	4	-	-	-	-	-	124	124
Other comprehensive income (loss)		-	-	-	(11)	(11)	-	(11)
Dividends		-	-	(8)	-	(8)	-	(8)
Stock options		-	-	-	-	-	-	-
Redemption of common shares		(3)	(1)	-	-	(4)	-	(4)
Balance—End of period		493	13	677	(48)	1,135	148	1,283

			For the 6-month period ended June 30, 2010
					Accumulated
					other	Total equity
		Capital	Contributed	Retained	comprehensive	attributable to	Non-controlling	Total
(in millions of Canadian dollars) (unaudited)	Note	stock	surplus	earnings	income (loss)	Shareholders	interest	equity
Balance—Beginning of period		499	14	575	3	1,091	21	1,112
Net earnings for the period		-	-	29	-	29	1	30
Other comprehensive income (loss)		-	-	-	(28)	(28)	-	(28)
Dividends		-	-	(8)	-	(8)	-	(8)
Stock options		-	-	-	-	-	-	-
Redemption of common shares		(3)	(1)	-	-	(4)	-	(4)
Balance—End of period		496	13	596	(25)	1,080	22	1,102

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Consolidated Statements of Cash Flows

		For the 3-month periods		For the 6-month periods ended
		ended June 30,		June 30,
(in millions of Canadian dollars) (unaudited)	Note	2011	2010	2011	2010
Operating activities from continuing operations
Net earnings attributable to Shareholders for the period		117	28	109	29
Net earnings from discontinued operations for the period		(108)	(6)	(114)	(12)
Net earnings (loss) from continuing operations		9	22	(5)	17
Adjustments for
Financing expense		27	26	52	54
Depreciation and amortization		47	37	83	77
Gain on disposal and others	4	(8)	-	(7)	-
Net impairment loss and other restructuring costs		-	-	4	-
Unrealized loss (gain) on financial instruments		(2)	3	-	3
Foreign exchange loss (gain) on long-term debt and financial instruments		5	(6)	10	(5)
Provision for (recovery of) income taxes		(22)	6	(36)	1
Share of results of associates and joint ventures		(2)	(4)	(10)	(7)
Non-controlling interest		1	1	1	1
Financing expense paid		(34)	(35)	(51)	(45)
Income tax paid		(6)	(4)	(9)	(8)
Others		1	(5)	(1)	(7)
		16	41	31	81
Changes in non-cash working capital components		(43)	(46)	(70)	(61)
		(27)	(5)	(39)	20
Investing activities from continuing operations
Purchases of property, plant and equipment		(22)	(18)	(57)	(48)
Increase in other assets and investment in associates and joint ventures		(23)	(16)	(33)	(19)
Business acquisitions, net of cash acquired	4	(1)	-	(1)	(2)
Business disposals, net of cash disposed	3	6	-	6	-
		(40)	(34)	(85)	(69)
Financing activities from continuing operations
Bank loans and advances		19	10	23	7
Change in revolving credit facilities		(308)	16	(257)	201
Purchase of senior notes		-	(4)	-	(165)
Increase in other long-term debt		1	(1)	1	-
Payments of other long-term debt		(7)	(2)	(9)	(4)
Redemption of common shares		(3)	(2)	(4)	(4)
Dividend paid to Corporation’s Shareholders		(4)	(4)	(8)	(8)
		(302)	13	(254)	27
Change in cash and cash equivalents during the period from continuing operations		(369)	(26)	(378)	(22)
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal during the period	3	377	25	390	28
Net change in cash and cash equivalents during the period		8	(1)	12	6
Cash and cash equivalents—Beginning of period		10	15	6	8
Cash and cash equivalents—End of period		18	14	18	14

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Segmented Information

					Sales
		For the 3-month periods		For the 6-month periods
		ended June 30,		ended June 30,
(in millions of Canadian dollars) (unaudited)	Note	2011	2010	2011	2010

Packaging products

Boxboard

Manufacturing		322	119	448	234

Converting		81	161	225	312

Intersegment sales		(13)	(11)	(24)	(20)

Discontinued operations of converting segment	3	(42)	(120)	(148)	(231)

		348	149	501	295

Containerboard

Manufacturing		116	148	255	282

Converting		204	217	399	411

Intersegment sales		(77)	(94)	(157)	(167)

		243	271	497	526

Specialty products

Industrial packaging		31	28	61	55

Consumer packaging		28	21	46	38

Specialty papers		72	78	145	156

Recovery and recycling		91	73	174	145

Intersegment sales		(3)	(2)	(5)	(4)

		219	198	421	390

Intersegment sales		(30)	(25)	(58)	(51)

		780	593	1,361	1,160

Tissue papers

Manufacturing and converting		218	218	417	415

Intersegment sales and others		(7)	(3)	(13)	(8)

Total		991	808	1,765	1,567

				Operating income
				before depreciation and amortization
		For the 3-month periods		For the 6-month periods
		ended June 30,		ended June 30,
(in millions of Canadian dollars) (unaudited)	Note	2011	2010	2011	2010

Packaging products

Boxboard

Manufacturing		10	10	13	15

Converting		4	18	13	33

Others		-	(2)	-	(2)

Discontinued operations of converting segment	3	(4)	(15)	(12)	(28)

		10	11	14	18

Containerboard

Manufacturing		4	16	10	26

Converting		18	26	28	47

Others		8	(6)	5	(5)

		30	36	43	68

Specialty products

Industrial packaging		2	3	4	7

Consumer packaging		3	2	3	3

Specialty papers		(1)	6	(1)	11

Recovery and recycling		8	6	12	12

Others		-	-	1	-

		12	17	19	33

		52	64	76	119

Tissue papers

Manufacturing and converting		16	23	26	42

Corporate		(3)	(5)	(7)	(20)

Operating income before depreciation and amortization		65	82	95	141

Depreciation and amortization

Boxboard		(14)	(9)	(21)	(18)

Containerboard		(16)	(15)	(31)	(34)

Specialty products		(8)	(8)	(14)	(14)

Tissue papers		(9)	(9)	(19)	(20)

Corporate and eliminations		(2)	(2)	(4)	(3)

Discontinued operations of Boxboard converting segment	3	2	6	6	12

		(47)	(37)	(83)	(77)

Operating income		18	45	12	64

Segmented Information (continued)

				Purchases of
				property, plant
				and equipment
		For the 3-month periods		For the 6-month periods
		ended June 30,		ended June 30,
(in millions of Canadian dollars) (unaudited)	Note	2011	2010	2011	2010

Packaging products

Boxboard

Manufacturing		15	2	17	4

Converting		1	1	2	1

Discontinued operations of converting segment	3	-	-	(1)	-

		16	3	18	5

Containerboard

Manufacturing		-	5	3	10

Converting		5	3	9	7

		5	8	12	17

Specialty products

Industrial packaging		1	-	1	-

Consumer packaging		1	1	1	2

Specialty papers		-	2	4	3

Recovery and recycling		1	1	3	2

		3	4	9	7

		24	15	39	29

Tissue papers

Manufacturing and converting		9	2	15	10

Corporate		-	3	2	7

Total purchases		33	20	56	46

Disposal of property, plant and equipment		(2)	(1)	(2)	(3)

		31	19	54	43

Purchases of property, plant and equipment included in accounts payable

Beginning of period		6	7	18	13

End of period		(15)	(8)	(15)	(8)

Total investing activities		22	18	57	48

Notes to Interim Consolidated Financial Statements
For the 3-month and 6-month periods ended June 30, 2011
(tabular amounts in millions of Canadian dollars, except per share and option amounts and number of shares and options) (unaudited)
Note 1
General Information
Cascades Inc. and its subsidiaries (together “Cascades” or the “Corporation”) produce, convert and market packaging and tissue products composed mainly of recycled fibres. Cascades Inc. is incorporated and domiciled in Quebec, Canada. The address of its registered office is 404 Marie-Victorin Boulevard, Kingsey Falls. Its shares are listed on the Toronto Stock Exchange.
The Board of Directors approved the unaudited condensed interim consolidated financial statements on August 9, 2011.
Note 2
Summary of Significant Accounting Policies
Basis of presentation and adoption of IFRS
The Corporation previously prepared its consolidated financial statements in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) as set out in Part V of the Handbook of the Canadian Institute of Chartered Accountant (“CICA Handbook”). In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”). In 2010, the CICA Handbook was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Corporation commenced reporting on this basis in its 2011 unaudited condensed interim consolidated financial statements.
These unaudited condensed interim consolidated financial statements and the notes thereto have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting, (“IAS 34”) and IFRS 1, First-time Adoption of IFRS. The accounting policies followed in these unaudited condensed interim consolidated financial statements are the same accounting policies as those applied in the Corporation’s unaudited condensed interim consolidated financial statements for the period ended March 31, 2011. The Corporation has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. Note 7 discloses the impact of the transition to IFRS on the Corporation’s reported balance sheet as at June 30, 2010 and statement of earnings, statement of comprehensive income and cash flows for the three and six months periods ended June 30, 2010, including the nature and effect of significant changes in accounting policies from those used in the Corporation’s consolidated financial statements for the year ended December 31, 2010 prepared under Canadian GAAP.
The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on IFRS issued and outstanding as of August 9, 2011, the date the Board of Directors approved the unaudited condensed interim consolidated financial statements. Any subsequent changes to IFRS that are given effect in the Corporation’s annual consolidated statements for the year ending December 31, 2011 could result in restatement of these unaudited condensed interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.
These unaudited condensed interim consolidated financial statements should be read in conjunction with the Corporation’s Canadian GAAP annual consolidated financial statements for the year ended December 31, 2010, and the Corporation’s unaudited condensed interim consolidated financial statements for the quarter ended March 31, 2011 prepared in accordance with IFRS applicable to interim financial statements.

Note 3
Discontinued operations and disposals
Discontinued operation
a) On March 11, 2011, the Corporation announced that it has entered into an agreement for the sale of Dopaco Inc. and Dopaco Canada Inc. (collectively named Dopaco), its converting business for the quick-service restaurant industry which was part of the Boxboard Group to Reynolds Group Holdings Limited. On May 2, 2011, the Corporation completed the transaction for a cash consideration of US $390 million ($370 million), net of transaction fees, subject to final working capital adjustment, if any. The Corporation realized a gain of US$116 million ($110 million) net of income taxes of US$91 million ($87 million).

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2011	2010	2011	2010
Results of the discontinued operations
Sales	42	120	148	231
Cost of sales and expenses (excluding depreciation and amortization)	34	96	124	186
Depreciation and amortization	2	6	6	12
Other expenses	4	9	12	17
Net earnings before income tax of discontinued operations	2	9	6	16
Income tax	4	3	2	4
Net earnings (loss) from operations	(2)	6	4	12
Gain on disposal, net of income taxes	110	-	110	-
Net earnings from discontinued operations	108	6	114	12

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2011	2010	2011	2010
Net cash flows of discontinued operations
Cash flows from (used for):
Operating activities	7	20	24	28
Investing activities	-	5	(1)	2
Financing activities	-	-	-	-
Consideration received on disposal, net of transaction fees	370	-	370	-
Total	377	25	393	30

b) In 2011, the Corporation also paid $3 million (2010 – $2 million) in relation to a 2006 legal settlement in the fine paper distribution activities that were disposed of in 2008.
Disposals
These disposals do not qualify for discontinued operations presentation:
a) On March 1, 2011, the Corporation sold its European Containerboard Group white-top linerboard mill located in Avot-Vallée, France for a total consideration of €10 million ($14 million), including the long-term debt assumed by the acquirer in the amount of €5 million ($7 million) and a balance of sale price €5 million ($7 million) which will be received over a maximum of 3 years. The Corporation realized a loss of $1 million before income taxes.
b) On June 23, 2011, the Corporation sold two of its boxboard facilities namely the Versailles mill located in Connecticut and the Hebron converting plant located in Kentucky for a total consideration of US$20 million ($19 million) of which US$6 million ($6 million), net of transaction fees, was received at closing. The balance of sale price will be received over 4 years. The Corporation realized a loss of US$7 million ($7 million) before income taxes.
c) In June 2011, the Corporation completed the sale of a land in Montréal, Québec, pertaining to a corrugated converting plant closed in 2005 for a cash consideration of $9 million of wich $2 million was received at the end of June and the balance has been received in July 2011. The Corporation realized a gain of $7 million before income taxes.

Assets and liabilities at the time of business disposals were as follows:

	Business segment	Containerboard	Boxboard	Boxboard
				Versailles and
		Avot-Vallée	Dopaco[1]	Hebron	Total
Accounts receivable		17	36	14	67
Inventories		10	51	10	71
Investments		-	2	-	2
Property, plant and equipment		12	144	13	169
Intangible assets		-	15	-	15
Other assets		-	2	-	2
Goodwill		-	19	-	19
		39	269	37	345

Accounts payable and accrued liabilities		20	51	10	81
Provisions for contingencies and charges		-	-	4	4
Long-term debt		7	-	-	7
Other liabilities		5	10	-	15
Deferred income tax liabilities		-	35	-	35
Accumulated other comprehensive income		(1)	-	-	(1)
		31	96	14	141
		8	173	23	204
Gain (loss) on disposal before tax		(1)	205	(6)	198
Transactions fees		-	(8)	(1)	(9)
Balance of sale price – Included in other assets		7	-	10	17
Total consideration received, net of cash disposed		-	370	6	376

1 Presented as discontinued operations.
Note 4
Business acquisitions
a) On April 7, 2011, the Corporation purchased 0.12% of the outstanding shares of Reno De Medici (RDM) which resulted in the Corporation obtain control on the basis that the Corporation owned 40.95% of the outstanding shares of RDM and an exercisable call option to purchase an additional 9.07% of the shares of RDM. The transaction was accounted for as a business combination and the acquisition-date fair value of the consideration transferred is €90 million ($124 million).
The Corporation remeasured its previously held interest in RDM at the acquisition-date fair value resulting in a loss of €18 million ($24 million) which is presented under line item “Gain on disposal and others” in the consolidated statement of earnings.
The excess of the net fair value of the assets acquired and the liabilities assumed as well as non-controlling interest over the fair value of the consideration paid amounted to €23 million ($31 million) and was recorded as a bargain purchase price under line item “Gain on disposal and others” in the consolidated statement of earnings. The gain recorded in the quarter is mainly attributable to the fact that the consideration paid is based on the closing price of RDM’s stock at the acquisition-date as listed on the Star segment of Borsa Italiana S.p.A. where as the fair value of assets acquired and liabilities assumed are based on discounted future cash flows.

b) On April 6, 2011, the Corporation increased its investments in Norcan Flexible Packaging Inc. (Norcan) (Mississauga, Ontario), which designs, manufactures, distributes and sells flexible film for packaging products, from 10% to 50% for cash consideration of $2 million. The acquisition-date fair value of the total consideration including debt assumed is $16 million. In addition to the 50% interests in Norcan, the Corporation has also a voting right over all of Norcan’s Board of Directors decisions.
The Corporation remeasured its previously held interest in Norcan at the acquisition-date fair value resulting in a loss of $1 million and is presented under line item “Gain on disposal and others” in the consolidated statement of earnings.
The excess of the net fair value of the assets acquired, the liabilities assumed and non-controlling interest over the fair value of the consideration paid amounted to $2 million and was recorded as a bargain purchase price under line item “Gain on disposal and others” in the consolidated statement of earnings.
c) On May 31, 2011, the Corporation purchased all of the outstanding shares of Genor Recycling Services Ltd. and 533784 Ontario Limited (Genor) for a total consideration of $9 million, consisting of a cash consideration of $4 million and a balance of purchase price of $5 million. Genor recycles corrugated cardboard and other paper grades in Ontario (Canada).
Assets acquired and liabilities assumed were as follows:

	Business segment	Boxboard	Speciality Products	Speciality Products
		RDM	Norcan	Genor	Total

Fair values of identifiable assets acquired and liabilities assumed:
Cash and cash equivalent		4	-	1	5
Accounts receivable		165	3	1	169
Inventories		128	1	-	129
Property, plant and equipment		308	17	4	329
Intangible assets		-	5	6	11
Other assets		19	-	-	19
Bank loans and advances		(46)	-	-	(46)
Accounts payable and accrued liabilities		(216)	(5)	(1)	(222)
Long-term debt		(90)	(8)	-	(98)
Other liabilities		(46)	-	-	(46)
Deferred income tax liabilities		(25)	(3)	(2)	(30)
		201	10	9	220
Non-controlling interest		(119)	(5)	-	(124)
Bargain purchase gain		(31)	(2)	-	(33)
		51	3	9	63
Total consideration transferred
Previously held interest		75	2	-	77
Loss on previously held interest		(24)	(1)	-	(25)
Cash paid		-	2	4	6
Balance of purchase price		-	-	5	5
		51	3	9	63

The acquisition of RDM, on a stand-alone basis, contributed to revenues for sales totalling $201 million and net earnings of $4 million to consolidated earnings, representing amounts realized since the acquisition date. Had the acquisition occurred on January 1, 2011, the equivalent of 6 months results of the acquisitions would have been included in the consolidated results and management estimates that consolidated revenues from sales and net earnings attributable to shareholders would have amounted to $382 million and $6 million, respectively, for the 6-month period ended June 30, 2011. These estimates are based on the assumption that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisition occurred on January 1, 2011.
The accounts and results of operations of these entities have been included in the consolidated financial statements since their respective date of acquisition. These purchase price determinations are preliminary. The final allocation of the purchase price could result in significant changes.
The net fair value of the assets acquired and liabilities assumed attributable to non-controlling interest are accounted for using the proportionate method.

Note 5
Long-term debt

		As at
		June 30,	As at December
	Maturity	2011	31, 2010
Revolving credit facility, weighted average interest rate of 3.81% as at June 30, 2011, consist of $73 million; US$15 million and €42 million (December 31, 2010 – $345 million; nil and €37 million)	2015	144	394
7.25% Unsecured senior notes of US$9 million (December 31, 2010 – US$9 million)	2013	9	9
6.75% Unsecured senior notes of US$9 million (December 31, 2010 – US$9 million)	2013	8	9
7.75% Unsecured senior notes of $200 million	2016	198	198
7.75% Unsecured senior notes of US$500 million	2017	477	491
7.875% Unsecured senior notes of US$250 million	2020	237	245
Other debts of subsidiaries		30	16
Other debts without recourse to the Corporation		114	19
		1,219	1,381
Less: Unamortized financing costs		18	20
Total long-term debt		1,201	1,361
Less:
Current portion of debts of subsidiaries		7	2
Current portion of debts without recourse to the Corporation		26	5
Revolving credit facility, renewed in 2011		-	394
		33	401
		1,168	960

In 2010, the Corporation purchased, for a total consideration of US$162 million ($168 million) including a premium of US$3 million ($3 million), a total of US$107 million ($111 million) aggregate principal amount of 7.25% unsecured senior notes and US$52 million ($54 million) aggregate principal amount of 6.75% unsecured senior notes due 2013. Approximately US$9 million ($9 million) aggregate principal amount of 7.25% unsecured senior notes and approximately US$9 million ($8 million) aggregate principal amount of 6.75% unsecured senior notes remained outstanding as at June 30, 2011.
On February 10, 2011, the Corporation entered into an agreement to amend and extend, until February 10, 2015, its existing $750 million revolving credit facility. Under the terms of the amendment, the existing financial covenants, namely the maximum funded debt to capitalization ratio of 65% and the minimum interest coverage ratio of 2.25x, will remain unchanged. As a result of the amendment, the margin applicable to outstanding borrowings has been reduced from 2.750% to 2.125%.

Note 6
Accumulated other comprehensive income

	As at June 30, 2011	As at December 31, 2010
Foreign currency translation, net of hedging activities and related income tax of $(6) million (December 31, 2010 – $(3) million)	(33)	(25)
Unrealized gain arising from foreign exchange forward contracts designated as cash flow hedges, net of related income taxes of $(1) million (December 31, 2010 – $(1) million)	7	5
Unrealized losses arising from interest rate swap agreements designated as cash flow hedges, net of related income taxes of $1 million (December 31, 2010 – $1 million)	(4)	(3)
Unrealized gain (losses) arising from commodity derivative financial instruments designated as cash flow hedges, net of related income taxes of $6 million (December 31, 2010 – $5 million)	(17)	(13)
Financial assets held for sale, net of related income taxes of $- million	(1)	(1)
	(48)	(37)

Note 7
Transition to IFRS
The Corporation has adopted the provisions of IFRS 1, First-time Adoption of International Financial Reporting Standards, and has identified January 1, 2010 to be the date of transition. The reconciliations of Canadian GAAP to IFRS for the second quarter of 2010 are described below and should be read in conjunction with the Corporation’s unaudited interim consolidated financial statements for the period ended March 31, 2011 which more fully describes the impacts of the transition to IFRS as of January 1, 2010 and December 31, 2010.
Reconciliations of Canadian GAAP to IFRS
This note provides a summary of the impacts resulting from the transition to IFRS. IFRS 1 requires the Corporation to reconcile equity, earnings, comprehensive income and cash flows for prior periods. The following represents the reconciliations from Canadian GAAP to IFRS for the respective periods noted for equity, earnings, comprehensive income and cash flows.
Changes in accounting policies
In addition to the optional exemptions and mandatory exceptions from retrospective application discussed above, the following narratives explains the significant transition adjustments impacting the Corporation’s financial position, financial performance and cash flows. The descriptive caption next to each numbered item below corresponds to the same numbered and descriptive caption in the reconciliations that follow, which reflect the quantitative impacts from each change.
I. EMPLOYEE FUTURE BENEFITS
As stated in the section entitled “IFRS Exemption Options,” of the Corporation’s unaudited interim consolidated financial statements for the period ended March 31, 2011, the Corporation elected to recognize all cumulative actuarial gains and losses that existed at the Transition Date in opening retained earnings for all of its employee benefit plans. As a result, the Corporation recognized at the Transition Date all its cumulative actuarial losses in the retained earnings.
a. Actuarial Gains and Losses
Canadian GAAP – Actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognized on a systematic and consistent basis, subject to a minimum required amortization based on a “corridor” approach. The “corridor” was 10% of the greater of the accrued benefit obligation at the beginning of the year and the fair value of plan assets at the beginning of the year. This excess of 10% is amortized as a component of pension expense on a straight-line basis over the expected average service life of active participants. Actuarial gains and losses below the 10% corridor are deferred.
IFRS – The Corporation elected to record at the Transition Date all actuarial gains and losses in other comprehensive income and recognized immediately in retained earnings, without recycling to the statement of earnings. Corporation has also adjusted pension expense to eliminate the amortization of actuarial gains and losses.
b. Past service costs
Canadian GAAP – Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of active employees expected to benefit from the amendment.
IFRS – These costs are amortized on a straight-line basis over the average period until the benefits become vested. To the extent that the amended benefits are already vested, past service costs are recognized immediately. As a result, the Corporation adjusted its comparative pension expense to remove the amortization of the vested past service costs.

c. Accrued Benefit Asset
Canadian GAAP – When a defined benefit plan gives rise to an accrued benefit asset, a valuation allowance is recognized for any excess of the accrued benefit asset over the expected future benefit. The accrued benefit asset is presented in the balance sheet net of the valuation allowance. A change in the valuation allowance is recognized in earnings for the period in which the change occurs.
IFRS – Similar to Canadian GAAP, IFRS limits the recognition of the net benefit asset under certain circumstances to the amount that is recoverable. Since the Corporation has elected to record all actuarial gains and losses in other comprehensive income with immediate recognition to retained earnings, any changes in valuation allowance are also recorded in other comprehensive income in the period in which the changes occurred as well.
d. Minimum funding requirements
Canadian GAAP – There is no requirement to recognize a liability for minimum funding requirements if the contribution payable is not expected to be available as a refund or a future contribution reduction after it is paid into a plan.
IFRS – A liability is recognized for minimum funding requirement contributions if the contribution payable is not expected as a refund or a future contribution reduction after it is paid into the plan.
II. IMPAIRMENTS
a. Grouping of assets
Canadian GAAP – When a long-lived asset does not have identifiable cash flows that are largely independent of those from other assets, that asset must be grouped with other related assets for impairment.
IFRS – Assets should be grouped with other related assets when the asset does not have identifiable cash inflows, as opposed to net cash flows, that are independent of those from other assets. This is referred to as a CGU.
b. Recoverable Amount
Canadian GAAP – A recoverability test is performed by first comparing the undiscounted expected future cash flows to be derived from the use and eventual disposition of the asset to its carrying amount. If the asset does not recover its carrying value, an impairment loss is calculated as the excess of the asset’s carrying amount over its fair value.
IFRS – An impairment loss is recorded when the recoverable amount is less than the carrying amount. The recoverable amount is defined as the higher of the asset’s fair value less costs to sell and its value in use. Under the value-in-use calculation, the expected future cash flows from the asset are discounted to their net present value.
c. Reversal of Impairment
Canadian GAAP – Reversal of impairment losses is not permitted.
IFRS – Reversal of impairment losses is required for assets other than goodwill if certain criteria are met.
III. FOREIGN CURRENCY TRANSLATION ADJUSTMENT
As noted in the section entitled “IFRS Exemption Options,” the Corporation has applied the one-time exemption to set the CTA to zero as of January 1, 2010.
IV. FACTORING
Canadian GAAP – The derecognition model for a financial asset is based on control or, more specifically, on the surrender of control.
IFRS – According to the provisions of IAS 39, a set of criteria based mainly on the transfer of risks and rewards, as well as on the control of the financial asset, must be evaluated. The Corporation has accounts receivable sold into factoring arrangements which are disclosed off-balance sheet under Canadian GAAP and do not satisfy the derecognition criteria as at the Transition Date under IFRS and must be accounted for in the opening balance sheet.
V. JOINT VENTURES
Accounting method
Canadian GAAP – The interests in joint ventures must be accounted for using the proportionate consolidation method.
IFRS – The interests in joint ventures may be accounted for using the proportionate consolidation method or the equity method. The equity method is a method whereby an interest in a jointly controlled entity is initially recorded at cost and adjusted thereafter for post-acquisition changes in the venturer’s share of net assets. The Corporation elected to report its interests in joint ventures using the equity method.
VI. PRESENTATION AND OTHERS
Financial statement presentation in accordance with IFRS differs from the presentation in accordance with Canadian GAAP. The Corporation reclassified certain items in compliance with IFRS requirements. The reclassifications concern mainly deferred taxes and long-term provisions disclosure.
VII. INCOME TAXES
a. Accounting for Uncertainty in Income Tax Positions
Canadian GAAP – Benefits for uncertain tax positions are determined by reference to a two-step process. First, the Corporation determines whether it is more likely than not that an uncertain tax position will be sustained upon examination. Where the position meets that criterion of likelihood, the amount of benefit is measured as the amount that is greater than 50% likely of being realized. Where the criterion of likelihood is not met, no benefit is recognized for the uncertain tax position. Additionally, under Canadian GAAP, uncertain tax positions are evaluated based solely on the technical merits of the positions. Liabilities are recorded where the technical merits are uncertain and the tax examination is not finalized.
IFRS – The provision for uncertain tax positions is the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors, including the status of the tax authority examination. Uncertain tax positions are not evaluated solely on the technical merits of the position. No adjustment has been recorded to reflect this requirement.
b. Deferred Tax
Canadian GAAP – Deferred taxes are split between current and long-term components on the basis of either (1) the underlying asset or liability, or (2) the expected reversal of items not related to an asset or liability.

IFRS – All deferred tax assets and liabilities are classified as long-term. The comparative figures have been reclassified to comply with this requirement.
c. Income Tax Effect of Other Reconciling Differences between Canadian GAAP and IFRS
Differences for income taxes include the effect of recording, where applicable, the deferred tax effect of other differences between Canadian GAAP and IFRS. All quantitative impacts are shown in the table below.
VIII. PROVISIONS AND CONTINGENT LIABILITIES
Canadian GAAP – A provision must be discounted using the entity’s credit-adjusted risk-free rate.
IFRS – A provision must be discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. Risk adjustments should be made to the discount rate if such risks are not inherent in the estimated cash outflows. The quantitative impact of this change is not significant.
IX. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
The Corporation has prospectively applied hedge accounting to those hedging relationships that satisfied the hedge accounting criteria of IAS 39 at its Transition Date in accordance with the transition requirement of IFRS.
Hedge Accounting
Canadian GAAP – If certain conditions are met, the “short cut method” and the “critical terms match” method can be used for the assessment and measurement of ineffectiveness and, for certain hedges, an assumption of no ineffectiveness can be made.
IFRS – IFRS does not permit the use of the short cut method nor the critical terms match method for the assessment and measurement of effectiveness in a hedging relationship. Ineffectiveness must be measured at each reporting period throughout the life of the hedging relationship. Under IAS 39, the Corporation uses the “hypothetical derivative method” to assess the effectiveness of its hedging relationships. As a result, the Corporation measured ineffectiveness at each reporting period and recognized related amounts in earnings. The quantitative impact of this change is not significant.

Reconciliation to IFRS
The following schedules are reconciliations of the consolidated balance sheet, net earnings, comprehensive income and cash flows as previously reported under Canadian GAAP to IFRS.

		Reconciliation of consolidated balance sheet as at June 30, 2010
	Note	CA GAAP	Effect of transition to IFRS			IFRS
				Effect of Joint
(in millions of Canadian dollars) (unaudited)			Adjustments	Ventures	Reclassification
Assets
Current assets
Cash and cash equivalents	V	22	-	(8)	-	14
Accounts receivable	IV; V	584	-	(66)	4	522
Current income tax assets		8	-	-	-	8
Inventories	V	527	-	(51)	-	476
Financial assets	VI	8	-	-	-	8
Deferred income tax assets	VII (b)	6	-	-	(6)	-
		1,155	-	(125)	(2)	1,028
Long-term assets
Investments in associates and joint ventures	V; VI	146	-	106	(3)	249
Property, plant and equipment	II (b); V	1,848	(137)	(108)	1	1,604
Intangible assets	II (b); V; VI	158	(8)	(19)	3	134
Financial assets		2	-	-	-	2
Other assets	I; V; VI	170	(79)	(6)	5	90
Deferred income tax assets	VII (b)	-	-	-	74	74
Goodwill	V	317	-	(2)	-	315
		3,796	(224)	(154)	78	3,496
Liabilities and Shareholders’ Equity
Current liabilities
Bank loans and advances	V	79	-	(22)	-	57
Accounts payable and accrued liabilities	IV; V, VIII	516	-	(71)	(17)	428
Income tax liabilities		1	-	(1)	-	-
Provisions for contingencies and charges	VIII	-	-	-	18	18
Deferred income tax liabilities	VII	5	-	-	(5)	-
Current portion of financial liabilities and other liabilities	VI	10	-	-	(4)	6
Current portion of long-term debt	V	10	-	(4)	-	6
		621	-	(98)	(8)	515
Long-term liabilities
Long-term debt	V	1,486	-	(30)	2	1,458
Provision for contingencies and charges	VIII	-	-	-	30	30
Other liabilities	V	149	41	(14)	(15)	161
Financial liabilities	I; II (b)	51	-	(1)	-	50
Deferred income tax liabilities	I; II (b); V; VII	187	(68)	(11)	72	180
		2,494	(27)	(154)	81	2,394
Equity attributable to Shareholders
Capital stock		496	-	-	-	496
Contributed surplus	I; II; III	13	-	-	-	13
Retained earnings	III	713	(201)	-	84	596
Accumulated other comprehensive income		58	4	-	(87)	(25)
		1,280	(197)	-	(3)	1,080
Non-controlling interest		22	-	-	-	22
Total equity		1,302	(197)	-	(3)	1,102
		3,796	(224)	(154)	78	3,496

		Reconciliation of consolidated net earnings for the 3-month period ended June 30, 2010
					Discontinued
			Effect of		operations[1]
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	Note	CA GAAP	joint venture	Adjustments	(note 3)	IFRS

Sales	V	998	(80)	-	(110)	808

Cost of sales and expenses

Cost of sales (excluding depreciation and amortization)	I; V	795	(63)	(2)	(86)	644

Depreciation and amortization	II; V	51	(3)	(5)	(6)	37

Selling and administrative expenses	V	101	(9)	(1)	(8)	83

Foreign exchange loss (gain)		(4)	-	2	(1)	(3)

Loss (gain) on financial instruments	VI	5	-	(3)	-	2

		948	(75)	(9)	(101)	763

Operating income (loss)		50	(5)	9	(9)	45

Financing expense	I; V	27	(1)	-	-	26

Foreign exchange gain on long-term debt		(6)	-	-	-	(6)

		29	(4)	9	(9)	25

Provision for (recovery of) income taxes	V	7	(1)	3	(3)	6

Share of results of associates and joint ventures	V	-	(3)	(1)	-	(4)

Net earnings (loss) from continuing operations including non-controlling interest		22	-	7	(6)	23

Net earnings from discontinued operations		-	-	-	6	6

Net earnings including non-controlling interest		22	-	7	-	29

Less: Non-controlling interest		1	-	-	-	1

Net earnings attributable to Shareholders		21	-	7	-	28

Net earnings (loss) from continuing operations per common share

Basic		$0.22	$0.00	$0.07	($0.06)	$0.22

Diluted		$0.22	$0.00	$0.07	($0.06)	$0.22

Net earnings per common share

Basic		$0.22	$0.00	$0.07	$0.00	$0.29

Diluted		$0.22	$0.00	$0.07	$0.00	$0.29

Weighted average basic number of common shares outstanding		96,895,355	96,895,355	96,895,355	96,895,355	96,895,355

1 Discontinued operations are net of intercompany transactions.

		Reconciliation of consolidated net earnings for the 6-month period ended June 30, 2010
					Discontinued
			Effect of		operations[1]
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	Note	CA GAAP	joint venture	Adjustments	(note 3)	IFRS

Sales	V	1,940	(162)	-	(211)	1,567

Cost of sales and expenses

Cost of sales (excluding depreciation and amortization)	I; V	1,557	(129)	(3)	(166)	1,259

Depreciation and amortization	II; V	106	(7)	(10)	(12)	77

Selling and administrative expenses	V	199	(17)	(1)	(17)	164

Foreign exchange loss		-	-	1	-	1

Loss on financial instruments	VI	1	-	1	-	2

		1,863	(153)	(12)	(195)	1,503

Operating income (loss)		77	(9)	12	(16)	64

Financing expense	I; V	55	(2)	1	-	54

Loss on refinancing of long-term debt		3	-	-	-	3

Foreign exchange gain on long-term debt		(5)	-	-	-	(5)

		24	(7)	11	(16)	12

Provision for (recovery of) income taxes	V	4	(2)	3	(4)	1

Share of results of associates and joint ventures	V	(2)	(5)	-	-	(7)

Net earnings (loss) from continuing operations including non-controlling interest		22	-	8	(12)	18

Net earnings from discontinued operations		-	-	-	12	12

Net earnings including non-controlling interest		22	-	8	-	30

Less: Non-controlling interest		1	-	-	-	1

Net earnings attributable to Shareholders		21	-	8	-	29

Net earnings (loss) from continuing operations per common share

Basic		$0.22	$0.00	$0.08	($0.12)	$0.17

Diluted		$0.22	$0.00	$0.08	($0.12)	$0.17

Net earnings per common share

Basic		$0.22	$0.00	$0.08	$0.00	$0.30

Diluted		$0.22	$0.00	$0.08	$0.00	$0.30

Weighted average basic number of common shares outstanding		96,990,471	96,990,471	96,990,471	96,990,471	96,990,471

1 Discontinued operations are net of intercompany transactions.

Reconciliation of consolidated statement of
comprehensive income for the 3-month period ended
June 30, 2010

			Effect
			of transition
(in millions of Canadian dollars) (unaudited)	Note	CA GAAP	to IFRSIFRS

Net earnings including non-controlling interest for the period		22	7	29

Other comprehensive income (loss)

Translation adjustments

Change in foreign currency translation of self-sustaining foreign subsidiaries		20	-	20

Change in foreign currency translation related to hedging activities		(24)	-	(24)

Income taxes		3	-	3

Cash flow hedges

Change in fair value of foreign exchange forward contracts		(6)	-	(6)

Change in fair value of interest rate swap agreements		(1)	-	(1)

Change in fair value of commodity derivative financial instruments		1	(3)	(2)

Income taxes		1	2	3

Available-for-sale financial assets		-	(1)	(1)

		(6)	(2)	(8)

Comprehensive loss including non-controlling interest for the period		16	5	21

Less: Comprehensive loss attributable to non-controlling interest for the period		1	-	1

Comprehensive loss attributable to Shareholders for the period		15	5	20

Reconciliation of consolidated statement of
comprehensive income for the 6-month period ended
June 30, 2010

			Effect
			of transition
(in millions of Canadian dollars) (unaudited)	Note	CA GAAP	to IFRSIFRS

Net earnings including non-controlling interest for the period		22	8	30

Other comprehensive income (loss)

Translation adjustments

Change in foreign currency translation of self-sustaining foreign subsidiaries		(15)	4	(11)

Change in foreign currency translation related to hedging activities		(8)	-	(8)

Income taxes		1	-	1

Cash flow hedges

Change in fair value of foreign exchange forward contracts		(2)	-	(2)

Change in fair value of interest rate swap agreements		(3)	-	(3)

Change in fair value of commodity derivative financial instruments		(11)	1	(10)

Income taxes		5	-	5

		(33)	5	(28)

Comprehensive income (loss) including non-controlling interest for the period		(11)	13	2

Less: Comprehensive loss attributable to non-controlling interest for the period		1	-	1

Comprehensive income (loss) attributable to Shareholders for the period		(12)	13	1

Reconciliation of consolidated statement of cash flows
for the 3-month period ended June 30, 2010
			Effect	Discontinued
			of transition	operations (note
(in millions of Canadian dollars) (unaudited)	Note	CA GAAP	to IFRS	3)	IFRS
Operating activities from continuing operations
Net earnings attributable to Shareholders for the period		21	7	-	28
Net earnings from discontinued operations for the period		-	-	(6)	(6)
Net earnings from continuing operations		21	7	(6)	22
Adjustments for
Financing expense	VI	-	26	-	26
Depreciation and amortization	II, V	51	(7)	(7)	37
Unrealized loss (gain) on financial instruments	VI	6	(3)	-	3
Foreign exchange gain on long-term debt and financial instruments		(6)	-	-	(6)
Provision for (recovery of) income taxes	I, II, VI; VII	(2)	9	(1)	6
Share of results of associates and joint ventures	V	-	(4)	-	(4)
Non-controlling interest		1	-	-	1
Financing expense paid	VI	-	(35)	-	(35)
Income tax paid	VI	-	(4)	-	(4)
Others		-	(5)	-	(5)
		71	(16)	(14)	41
Changes in non-cash working capital components	V; VI	(54)	14	(6)	(46)
		17	(2)	(20)	(5)
Investing activities from continuing operations
Purchases of property, plant and equipment	V, VI	(22)	2	2	(18)
Increase in other assets and investment in associates and joint venture		(3)	(6)	(7)	(16)
		(25)	(4)	(5)	(34)
Financing activities from continuing operations
Bank loans and advances	V	2	8	-	10
Change in revolving credit facilities		16	-	-	16
Purchase of senior notes		(4)	-	-	(4)
Increase in other long-term debt		(1)	-	-	(1)
Payments of other long-term debt	V	-	(2)	-	(2)
Redemption of common shares		(2)	-	-	(2)
Dividend paid to Corporation’s Shareholders		(4)	-	-	(4)
		7	6	-	13
Change in cash and cash equivalents during the period from continuing operations		(1)	-	(25)	(26)
Change in cash and cash equivalents from discontinued operations		-	-	25	25
Net change in cash and cash equivalents during the period		(1)	-	-	(1)
Cash and cash equivalents—Beginning of period	V	23	(8)	-	15
Cash and cash equivalents—End of period		22	(8)	-	14

		Reconciliation of consolidated statement of cash flows
		for the 6-month period ended June 30, 2010
			Effect	Discontinued
			of transition	operations (note
(in millions of Canadian dollars) (unaudited)	Note	CA GAAP	to IFRS	3)	IFRS

Operating activities from continuing operations

Net earnings attributable to Shareholders for the period		21	8	-	29

Net earnings from discontinued operations for the period		-	-	(12)	(12)

Net earnings from continuing operations		21	8	(12)	17

Adjustments for

Financing expense	VI	-	54	-	54

Depreciation and amortization	II, V	106	(16)	(13)	77

Unrealized loss on financial instruments	VI	2	1	-	3

Foreign exchange loss on long-term debt and financial instruments		(5)	-	-	(5)

Provision for (recovery of) income taxes	I, II, VI; VII	(12)	12	1	1

Share of results of associates and joint ventures	V	(2)	(5)	-	(7)

Non-controlling interest		1	-	-	1

Financing expense paid	VI	-	(45)	-	(45)

Income tax paid	VI	-	(8)	-	(8)

Others		(2)	(5)	-	(7)

		109	(4)	(24)	81

Changes in non-cash working capital components	V; VI	(59)	1	(3)	(61)

		50	(3)	(27)	20

Investing activities from continuing operations

Purchases of property, plant and equipment	V, VI	(56)	3	5	(48)

Increase in other assets and investment in associates and joint venture		(5)	(6)	(8)	(19)

Business acquisitions, net of cash acquired	VI	(3)	1	-	(2)

		(64)	(2)	(3)	(69)

Financing activities from continuing operations

Bank loans and advances	V	-	7	-	7

Change in revolving credit facilities		201	-	-	201

Purchase of senior notes		(165)	-	-	(165)

Payments of other long-term debt	V	(5)	1	-	(4)

Redemption of common shares		(4)	-	-	(4)

Dividend paid to Corporation’s Shareholders		(8)	-	-	(8)

		19	8	-	27

Change in cash and cash equivalents during the period from continuing operations		5	3	(30)	(22)

Change in cash and cash equivalents from discontinued operations		(2)	-	30	28

Net change in cash and cash equivalents during the period		3	3	-	6

Cash and cash equivalents—Beginning of period	V	19	(11)	-	8

Cash and cash equivalents—End of period		22	(8)	-	14

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Cascades Inc.
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Investor Relations
For more information, please contact:
Didier Filion
Director, Investor Relations
Cascades Inc.
772 Sherbrooke Street West
Montréal, Québec H3A 1G1
Canada
Telephone: 1 514 282-2697
Fax: 1 514 282-2624
www.cascades.com/investors
investor@cascades.com